Exhibit 99.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

SES ASTRA SERVICES EUROPE SA,

NEWBUSINESSCO LTD.,

RR MEDIA LTD.

and

SES S.A., solely for purposes of Section 8.15 hereof

Dated as of February 25, 2016

TABLE OF CONTENTS

i

ii

Exhibit A	Form of Voting Agreement
Exhibit B	Merger Proposal

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 25, 2016 by and among SES Astra Services Europe SA, a Luxembourg corporation (“Parent”), Newbusinessco Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), RR Media Ltd., a company organized under the laws of the State of Israel (the “Company”), and, solely for purposes of Section 8.15 hereof, SES S.A., a Luxembourg company (“Guarantor”).

W I T N E S S E T H:

WHEREAS, the parties hereto intend to enter into a transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) resolved to recommend that the shareholders of the Company approve and adopt this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the board of directors of Merger Sub has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its sole shareholder; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) resolved to recommend that the sole shareholder of Merger Sub approve and adopt this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the board of directors of Parent has approved this Agreement, the acquisition of the Company by Parent and Merger Sub and the other transactions contemplated by this Agreement, all on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as a condition and material inducement to Parent’s willingness to enter into this Agreement, certain shareholders of the Company concurrently herewith are entering into an agreement in the form of Exhibit A hereto (the “Voting Agreement”), with Parent pursuant to which each such shareholder has agreed, among other things, to vote (or act by written consent with respect to) its shares of the Company in favor of the approval and adoption of the Merger, this Agreement and the transactions contemplated hereby; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1                      Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“102 Trustee” shall mean the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options and Company 102 Shares.

“Acquisition Proposal” shall mean any proposal or offer (other than an offer or proposal by Parent or Merger Sub) with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions (other than the transactions contemplated by this Agreement) involving:  (i) the purchase or other acquisition from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than 15% of the Company Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” that, if consummated, would result in such Person or “group” beneficially owning more than 15% of the Company Shares outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, business combination, scheme of arrangement, joint venture or similar transaction involving the Company and/or any of its Subsidiaries (except for any such transaction between or among two or more of the Company’s Subsidiaries); (iii) a sale, lease, exchange, license, transfer, acquisition or disposition of more than 15% of the total consolidated assets of the Company and its Subsidiaries (including for this purpose the outstanding equity securities of the Company’s Subsidiaries); (iv) a recapitalization, restructuring, liquidation, dissolution or other winding up of the Company; or (v) any issuance by the Company individually or in the aggregate of 15% or more of its equity securities, excluding from the foregoing the exercise of Company Options that are outstanding as of the date hereof.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.  For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” shall mean the Paying Agent Agreement, the Voting Agreement and the other agreements and instruments provided for, contemplated herein or executed and delivered in connection with this Agreement.

“Antitrust Law” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which the banks in Luxembourg or Israel are authorized by Law or executive order to be closed.

“Company Intellectual Property Rights” shall mean Intellectual Property Rights (including any applications pending therefor): (i) owned or used by the Company or any of its Subsidiaries; (ii) incorporated by the Company or any of its Subsidiaries in their products; or (iii) licensed to the Company or any of its Subsidiaries, in each case, that are used in the conduct of the business of the Company or any of its Subsidiaries as currently conducted and, except where specifically mentioned herein to relate to the business “as currently conducted,” also as currently proposed by the Company to be conducted, in each case of (i), (ii) and (iii) excluding any shrink-wrap or other commercially available off-the-shelf Software that is readily available on reasonable terms through commercial distributors or in consumer retail stores for an annual license fee of less than $100,000.

“Company Optionholders” shall mean the holders of Company Options.

“Company Options” shall mean any options to purchase Company Shares outstanding under the Company Share Plan.

“Company RSUs” shall mean each award of restricted share units outstanding under the Company Share Plan.

“Company Share Plan” shall mean the Company’s 2006 Israel Equity Incentive Plan, as amended on June 28, 2011, June 26, 2012, August 27, 2013 and January 28, 2015, in each case, as may be amended from time to time.

“Company Shareholders” shall mean holders of Company Shares.

“Company Software” shall mean all Software used in or necessary for the conduct of the business of the Company or any of its Subsidiaries and owned or held for use by the Company or any of its Subsidiaries.

“Company Technology” shall mean all Technology used in or necessary for the conduct of the business of the Company or any of its Subsidiaries and owned or held for use by the Company or any of its Subsidiaries.

“Contract” shall mean any written or oral contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease or other legally binding instrument, arrangement or understanding.

“EAR” means the U.S. Department of Commerce’s Export Administration Regulations, 15 C.F.R. Parts 730 to 774.

“Environmental Law” shall mean all applicable federal, state, local or foreign Laws, codes, rules, orders, ordinances, permits, requirements, final governmental determinations, statutes, administrative guidelines and regulations promulgated thereunder relating to the Release or threatened Release of any pollutant, contaminant, or toxic or Hazardous Substances, the protection of the environment, which regulate the management, manufacturing, handling, transport, use, treatment, storage and disposal of Hazardous Substances, and any Laws relating to the recycling and disposal of waste or relating to the protection of human health and safety (including health and safety of employees, occupiers and invitees, and fire safety) as the foregoing are enacted and in effect and in the jurisdiction in which the applicable site or premises are located, including, without limitation, the following statutes and all regulations promulgated thereunder:  the Israeli Licensing of Businesses Law, 1968; the Israeli Hazardous Substances Law, 1993; the Israeli Abatement of Nuisances Law, 1961; the Israeli Non-Ionizing Radiation Law, 2006; the Israeli Environmental Treatment of Electrical and Electronic Equipment and Batteries Law, 2012; the Israeli Management of Packaging Law, 2012; the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. § 9601 et seq. (“CERCLA”); the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Federal Clean Air Act, 42 U.S.C. § 7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. § 1801 et seq.; the Atomic Energy Act, 42 U.S.C. § 2014 et seq.; and any state or local statute of similar effect.

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

“Excess Earnout” means the amount, as finally determined pursuant to Section 5.17, by which the earnouts and deferred payment obligations of the Company and its Subsidiaries under the Contracts set forth in Section 1.1(a) of the Company Disclosure Letter exceed $1,500,000.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial or arbitral body thereof, any outstanding application to receive the same filed by the Company or any of its Subsidiaries, including any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of its Subsidiaries, under the Laws of the State of Israel, and further including, without limitation, by or on behalf of or under the authority of the Israeli Investment Center, the BIRD Foundation or any other bi/multi-national grant programs for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, university, and any arbitrator, court, tribunal or judicial body of competent jurisdiction, any stock exchange or similar self-regulatory organization, in each case whether federal, state, county, provincial and whether local or foreign.

“Hazardous Substance” shall mean (A) any chemicals, substance, material or waste that is characterized or regulated under any Environmental Law as “hazardous,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic,” “chemical substances,” “pesticides,” “contaminants” or “oil” or (B) any petroleum or petroleum products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls, urea formaldehyde foam insulation, radon and any other substance defined or designated as hazardous, toxic or harmful to human health, safety or the environment under any Environmental Law.

“Indebtedness” shall mean, with respect to a Person, without duplication, (i) all obligations for borrowed money, (ii) all indebtedness for the deferred purchase price of property or services, including any earnouts (excluding inventory and services purchased, trade payables, other expense accruals and deferred compensation items arising in the ordinary course of business consistent with past practice), (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all obligations under leases that have been or should be, capitalized in accordance with GAAP, (vi) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities, (vii) all guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any Person, and (viii) all obligations or undertakings to maintain or cause to be maintained the financial position of others or to purchase the obligations of others, and including in clauses (i) through (viii) above any accrued and unpaid interest or penalties thereon, but in each case, excluding any intercompany arrangements between such Person and any of the Subsidiaries of which such Person holds, directly or indirectly, 100% of the economic interests, including for this purpose RR Media CE SA.

“Intellectual Property” shall mean all intellectual property, regardless of form, whether protected, created or arising under the Laws of Israel or any foreign jurisdiction, including:  (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, mask works and sound recordings (“Works of Authorship”); (ii) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (iii) trademarks, service marks, trade names (whether registered or unregistered), service names, brand names, brand marks, trade dress rights, internet domain names, emblems, signs or insignia, words, names, symbols, devices, designs and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product or service or to indicate a form of certification, including logos, product designs and product features and including all goodwill associated with the foregoing (“Trademarks”); (iv) confidential and proprietary information, or non-public processes, that derive economic value from not being generally known or readily ascertainable through proper means, whether tangible or intangible, including to the extent embodied in algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, techniques, specifications, Technology, concepts, trade secrets, discoveries and technical data and information (“Trade Secrets”); (v) copyrights, whether registered or unregistered, and whether or not registrable, (including copyrights in Software), mask work rights and all moral and common law rights therein, including rights under Section 45 of the Israeli Copyright Law 2007 or under any other similar provision of any Law of any applicable jurisdiction (“Copyrights”); (vi) patents and any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (“Patents”); (vii) all applications, registrations, issuances and permits related to any of the foregoing; and (viii) any and all other similar proprietary rights in any jurisdiction.

“Intellectual Property Rights” shall mean all rights in, arising out of, or associated with Intellectual Property in any jurisdiction, including:  (i) rights in, arising out of or associated with Works of Authorship; (ii) rights in, arising out of or associated with Inventions or Patents; (iii) rights in, arising out of, or associated with Trademarks; and (iv) rights in, arising out of or associated with Trade Secrets and rights in, arising out of or associated with Copyrights.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“ISA” shall mean the Israeli Securities Authority.

“Israeli Securities Law” shall mean the Israeli Securities Law, 5728-1968 and the rules and regulations promulgated thereunder.

“ITAR” means the U.S. State Department’s International Traffic in Arms Regulations, 22 C.F.R. Parts 120 to 130.

“Knowledge” means with respect to the Company, the actual knowledge that any officer listed on Schedule 1.1(b) of the Company Disclosure Letter has or would have had after reasonable inquiry of any officer having primary responsibility for the relevant matter.

“Law” shall mean any and all applicable legally enforceable requirements, including any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, Order, ordinance, code, rule, regulation, ruling, administrative guidelines or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (whether civil, criminal or administrative) brought or conducted by or before any Governmental Authority.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured or unmatured and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, preemptive right or other restriction having a similar effect.

“Material Adverse Effect” shall mean any development, change, effect, event, circumstance, occurrence or state of facts that (i) is or would reasonably be expected to be materially adverse to the financial condition, properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) materially impairs the ability of the Company to consummate the Merger, or prevents the Merger or the ability of the Company to perform its obligations under this Agreement; provided, however, that in the case of clause (i) only, no development, change, effect, event, circumstance, occurrence or state of facts (in each case, by itself or when aggregated or taken together with any and all other such developments, changes, effects, events, circumstances, occurrences or state of facts) resulting from the following shall be taken into account when determining whether a Material Adverse Effect has occurred or would be expected to occur: (A) conditions of (or changes in the conditions of) general economic markets or the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States, Europe, Asia or any other country or region in which the Company and its Subsidiaries operate, or conditions in the global economy generally; (B) conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business; (C) political conditions (or changes in such conditions) in Israel, the United States, Europe, Asia or any country or region, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States, Europe, Asia or any country or region; (D) changes in Law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in GAAP or other accounting standards applicable to the Company or its Subsidiaries (or the authoritative interpretation thereof) first proposed after the date of this Agreement; (E) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in Israel, the United States, Europe, Asia or any country or region; (F) changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself, but not the underlying cause of such changes; (G) except as set forth in the proviso below, the mere failure of the Company to meet any securities analysts’ projections, internal projections, or forecasts or estimates of earnings or revenues, but not the underlying cause of such failure; or (H) the announcement or pendency of this Agreement and the transactions contemplated hereby, including the threatened or actual impact thereof on the relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors or other business partners, except, with respect to clauses (A) through (F), to the extent the impact of such development, change, effect, event, circumstance, occurrence or state of facts is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies that participate in the same industry; provided, further, notwithstanding anything to the contrary set forth herein, in the event the Company’s consolidated average revenue (calculated as (x) the amount of the Company’s and its Subsidiaries’ consolidated revenue during all full calendar months between the date hereof and Closing (excluding, for this purpose, any period that constitutes less than a full calendar month) divided by (y) the number of full calendar months during the period referred to in clause (2)) is below $11,300,000, a “Material Adverse Effect” shall be deemed to have occurred hereunder.

“NASDAQ” shall mean The Nasdaq Global Select Market.

“Net Cash” (which may be a positive or negative number) shall mean the cash of the Company and its Subsidiaries (calculated in accordance with GAAP) less the consolidated interest-bearing debt of the Company and its Subsidiaries (which, for the avoidance of doubt, shall include any indebtedness set forth in sub-clauses (i), (iii) and (vi) of the definition of “Indebtedness” (but not any other sub-clauses), all guarantees and arrangements having the economic effect of a guarantee of any such indebtedness of the Company and its Subsidiaries and any accrued and unpaid interest or penalties thereon), in each case as of the Closing Date.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

“Permitted Liens” shall mean any of the following:  (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP, as adjusted in the ordinary course of business consistent with past practice through the Effective Time; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens that are not yet due or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP, as adjusted in the ordinary course of business consistent with past practice through the Effective Time; (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (iv) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014; and (v) Liens described in Section 1.1(c) of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Personally Identifiable Information” means (i) any information that identifies, can be used to identify or can be used to authenticate a specific individual, such as the individual’s name, address, telephone number, fax number, email address, credit card number, financial or bank account number, password, PIN, biometric data, unique identification number and medical or health insurance information, (ii) “personal data” as defined in the Data Protection Act 1998, the Privacy and Electronic Communications (EC Directive) Regulations 2003, the Privacy and Electronic Communications Directive 2002/58/EC and the Commission Decision of February 5, 2010 on standard contractual clauses for the transfer of personal data to processors established in third countries under Directive 95/46/EC of the European Parliament and of the Council, (iii) “personal information” as defined in Title V, Subtitle A of the federal Gramm-Leach-Bliley Act 15 USC §§ 6801 et seq., and its implementing regulations and the guidelines, including the requirements of Sections 114 and 315 of the Fair and Accurate Credit Transaction Act of 2003, and (iv) “protected health information” as defined in the Health Insurance Portability and Accountability Act of 1996.

“Processing” means the collection, maintenance, storage, accessing, transfer, processing, receiving, transmitting, use or disclosure of any Personally Identifiable Information.

“Related Party” means, with respect to any specified Person:  (i) any Affiliate of such specified Person; (ii) any Person who serves as a director, executive officer, general partner or managing member of such specified Person; (iii) any immediate family member or Affiliate of a Person described in clause (ii); or (iv) any “interested party” in such specified Person, as such term is defined in the ICL.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment as defined by CERCLA at 42 U.S.C. § 6901 (22).

“Representative” shall mean, with respect to any Person, any direct or indirect Subsidiary of such Person, or any officer, director, investment banker, attorney or other authorized employee, agent, advisor or representative of such Person or any direct or indirect Subsidiary of such Person.

“Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Satlink” shall mean Satlink Communications Ltd., registration no. 51-129493-5, a company organized under the laws of the State of Israel and a wholly owned Subsidiary of the Company.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Software” shall mean computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

“Subsidiary” of any Person shall mean (i) a corporation more than 50% of the combined voting power of the outstanding voting share capital of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company, or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” shall mean an unsolicited bona fide written Acquisition Proposal on (A) terms that the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects and the terms of such Acquisition Proposal, would be more favorable to the Company Shareholders (in their capacity as such) than the Merger and (B) which the Company Board shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “15%” shall be deemed to be references to “50%”.

“Tax” shall mean (i) any and all federal, state, local and foreign taxes, including taxes based upon or measured by gross receipts, capital gain, windfall, income, profits, severance, property, production, sales, use, license, franchise, employment, social security and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, alternative or add-on minimum, transfer, stamp, or environmental tax (including taxes under Section 59A of the Code) (including, for the avoidance of doubt, any liability arising from any Law relating to escheat or unclaimed property) or any other tax, custom, duty or other like assessment or charge of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file or has filed Tax Returns on an affiliated, combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or otherwise.

“Technology” shall mean all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used in the design, development, reproduction, maintenance or modification of any of the foregoing.

“Trade Control Laws” shall mean all statutory and regulatory requirements of the State of Israel, the United States, the European Union, the European Union member states and other jurisdictions in which the Company or its Subsidiaries operate related to export controls, economic sanctions, trade embargoes, import of goods and payment of customs duties and fees.

“Transaction Expenses” means the aggregate amount of any and all costs, fees and expenses incurred by or on behalf of, or paid or to be paid directly by, the Company or any of its Subsidiaries or any Person that the Company pays or reimburses or is otherwise legally obligated to pay or reimburse in connection with the negotiation, preparation, documentation or execution of this Agreement or the Ancillary Agreements (including any term sheet or letter of intent related hereto), or the performance or consummation of the transactions contemplated hereby or thereby, including (i) all costs, fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts, representatives and consultants retained in connection with the transactions contemplated hereby, whether or not such costs, fees and expenses have been assessed or billed prior to the Closing Date; (ii) all brokers’, finders’ or similar fees in connection with the transactions contemplated hereby; (iii) the amount of any change of control, severance, retention, or transaction bonus to be paid to any current or former director, manager, officer, employee, agent, consultant, contractor, advisor or other representative of the Company or any of its Subsidiaries which is contingent upon, or is triggered or accelerated by reason of or as a result of, the execution of this Agreement or the consummation of the transactions contemplated hereby (but other than any retention bonuses or other amounts pursuant to agreements or arrangements entered into by or on behalf of Parent); and (iv) any Taxes (including any VAT) payable or borne by the Company with respect to any of the foregoing; provided that “Transaction Expenses” shall exclude any amounts in connection with the investigation, conduct, handling, defense and/or settlement of any claim or Legal Proceeding commenced or threatened after the date hereof by a shareholder of the Company in connection with this Agreement solely to the extent Parent is directing the defense and settlement of such Legal Proceeding in compliance with Section 5.4.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, that is applicable to the payments to be made to any Company Shareholder pursuant to this Agreement stating that no withholding, or reduced withholding, of Israeli Tax is required with respect to such payment or providing other instructions regarding such payment or withholding (including transfer of the withholding Tax amount to a trustee).

Section 1.2                      Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference

102 Amounts	Section 2.8(d)(i)
Adverse Recommendation Change	Section 5.2(b)(i)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.2(b)(ii)
Approval	Section 3.5
Benchmark	Section 3.26
Capitalization Date	Section 3.6(a)
CERCLA	Section 1.1
Certificate of Merger	Section 2.3
Certificates	Section 2.8(c)
Charter Documents	Section 3.1
Closing	Section 2.2
Closing Date	Section 2.2
Closing Net Cash	Section 6.2(f)
Code	Section 2.12(a)
Collective Bargaining Agreement	Section 3.18(b)
Companies Registrar	Section 2.3
Company	Preamble
Company 102 Options	Section 2.8(d)(i)
Company 102 Shares	Section 2.8(b)
Company Board	Recitals
Company Disclosure Letter	Article III
Company Ground Stations	Section 3.24
Company Reports	Section 3.8(a)
Company Shareholder Approval	Section 3.2
Company Shareholders Meeting	Section 5.9(a)
Company Shares	Section 2.7(a)(i)
Confidentiality Agreement	Section 5.3
control	Section 1.1
Copyrights	Section 1.1
Effective Time	Section 2.3
Employee Plans	Section 3.17(a)
Encouragement Law	Section 3.16(s)
Estimated Closing Certificate	Section 5.17(a)
Excess Earnout Certificate	Section 5.17(a)
Exchange Fund	Section 2.8(b)
Expense Reimbursement	Section 7.3(b)
FCC	Section 3.5
FCPA	Section 3.20(b)
Financial Statements	Section 3.9(a)
Funded International Employee Plan	Section 3.17(e)

Term	Section Reference

Guarantor	Preamble
ICL	Recitals
Indemnified Person	Section 5.6(a)
Independent Accountant	Section 5.17(b)
Interim Option Tax Ruling	Section 5.14(a)
Inventions	Section 1.1
Israeli Employees	Section 3.18(e)
IT Systems	Section 3.15(i)
ITA	Section 2.12(a)
Joint Venture Interests	Section 3.7(b)
Leased Real Property	Section 3.13(b)
Leases	Section 3.13(b)
Letter of Transmittal	Section 2.8(c)
Major Stations	Section 3.24
Material Contract	Section 3.12(a)
Material Customer	Section 3.12(a)
Material Employee Plans	Section 3.17(a)
Material Permits	Section 3.19(a)
Material Supplier	Section 3.12(a)
Merger	Recitals
Merger Consideration	Section 2.7(a)(i)
Merger Proposal	Section 5.10(a)
Merger Sub	Preamble
MOC	Section 3.5
Objection Notice	Section 5.17(b)
OECD Convention	Section 3.20(b)
Option Consideration	Section 2.7(c)(i)
Option Tax Ruling	Section 5.14(a)
Outside Date	Section 7.1(b)(i)
Owned Real Property	Section 3.13(a)
Parent	Preamble
Patents	Section 1.1
Paying Agent	Section 2.8(a)
Permits	Section 3.19(a)
Prohibited Payment	Section 3.20(b)
Proxy Statement	Section 5.9(a)
Registered Intellectual Property	Section 3.15(a)
RSUs Consideration	Section 2.7(d)(i)
Section 14 Arrangement	Section 3.18(a)
Special Enterprise	Section 3.16(s)
Surviving Company	Section 2.1
Tax Returns	Section 3.16(a)
Temporary Order	Section 3.16(t)
Termination Fee	Section 7.3(c)
Trade Secrets	Section 1.1

Term	Section Reference

Trademarks	Section 1.1
Uncertificated Shares	Section 2.8(c)
VAT	Section 3.16(v)
Voting Agreement	Recitals
WARN	Section 3.18(c)
Withholding Drop Date	Section 2.12(b)
Withholding Tax Ruling	Section 5.14(b)
Works of Authorship	Section 1.1

ARTICLE II

THE MERGER

Section 2.1                      The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger).  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company (the “Surviving Company”) and shall (a) become a wholly owned direct Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 2.2                      The Closing.  Unless this Agreement shall have been terminated in accordance with Article VII, the closing of the Merger (the “Closing”) shall occur at the offices of Herzog, Fox & Neeman, Asia House, 4 Weizmann St., Tel Aviv 6423904, Israel, at 10:00 a.m. (local time) not later than on the second Business Day (excluding Friday as a Business Day for this purpose) following the date on which each of the conditions set forth in Article VI is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time, date and location as Parent and the Company shall mutually agree.  The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 2.3                      Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date.  The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

Section 2.4                      Effect of the Merger.  The Merger shall have the effects set forth in the ICL and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub or the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (iii) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.5                      Memorandum and Articles of Association.

  (a)           At the Effective Time, the articles of association of the Company, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until duly amended as provided therein and by applicable Law.

  (b)           At the Effective Time, the memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company until thereafter amended as provided therein and by applicable Law.

Section 2.6                      Directors and Officers.

  (a)           Directors.  The parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

  (b)           Officers.  At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 2.7                      Effects on Share Capital.

  (a)           Share Capital.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

  (i)           Conversion of Company Shares.  Each ordinary share, par value one Israeli Agora (NIS 0.01) per share, of the Company (collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares cancelled pursuant to Section 2.7(a)(ii), shall automatically be (i) converted into and represent the right to receive an amount in cash, without interest, equal to USD$13.291 (the “Merger Consideration”), less applicable Taxes required by any applicable Law to be withheld (subject to the provisions of Section 2.12 and Section 5.14), upon the surrender of the certificate representing such Company Share (or other acceptable evidence of transfer if such Company Share is uncertificated) in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10), and (ii) without any further action by any Person, owned by Parent free and clear of any Liens.  The amount of cash each Company Shareholder is entitled to receive shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Company Shareholder.

  (ii)           Parent-Owned Shares and Shares Held in Treasury.  Each Company Share held in the treasury (dormant shares) of the Company, together with any Company Shares reserved for future grants under the Company Share Plan, or owned by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.

  (iii)           Share Capital of Merger Sub.  Each ordinary share, par value one Israeli Agora (NIS 0.01) per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action cancelled and shall cease to exist, and no cash or other consideration shall be delivered in exchange therefor.

  (b)           Adjustment to the Merger Consideration for Certain Events.  In the event of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, recapitalization, combination, subdivision, merger, exchange of shares or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, the Merger Consideration shall be equitably adjusted so as to provide Parent and the Company Shareholders the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.7(b) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

  (c)           Company Options.

  (i)           Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any Company Option (other than as noted in sub-section (ii) below), each Company Option that is outstanding and unexercised immediately prior to the Effective Time (including Company Options which became vested and exercisable under sub-section (ii) below), shall be canceled and exchanged for the right to receive a lump sum cash payment (without interest) equal to the product of (A) the excess, if any, of (I) the Merger Consideration over (II) the exercise price per Company Share for such Company Option and (B) the total number of shares underlying such Company Option (the “Option Consideration”), less applicable Taxes required to be withheld with respect to such payment (subject to the provisions of Section 2.12 and Section 5.14).  From and after the Effective Time, all Company Options shall no longer be outstanding and shall cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Option Consideration payable hereunder.  If the exercise price per Company Share for any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled without payment of consideration.

  (ii)           The amount of cash each Company Optionholder is entitled to receive for the Company Options held by such holder pursuant to Section 2.7(c)(i) above shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Options held by such holder.

  (iii)           As of the Effective Time, the Company Share Plan shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or any of its Subsidiaries shall be cancelled.

  (d)           Company RSUs.

  (i)           Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any Company RSU, each Company RSU outstanding immediately prior to the Effective Time shall be replaced and substituted for the right to receive a lump sum cash payment (without interest) equal to the product of (A) the Merger Consideration and (B) the number of Company Shares subject to such Company RSU (the “RSUs Consideration”), less applicable Taxes required to be withheld with respect to such payment (subject to the provisions of Section 2.12 and Section 5.14), which RSUs Consideration shall be paid to the holder of such Company RSU in accordance with the applicable terms and conditions of such Company RSU (including vesting terms) as would have applied thereto had it not been replaced by the right to receive the RSUs Consideration as set forth herein; provided that any Company RSU that vests upon the achievement of price targets for Company Shares shall be deemed to have vested in full upon Closing.  From and after the Effective Time, all Company RSUs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RSU shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the consideration payable hereunder.

  (ii)           The amount of cash each holder of Company RSUs is entitled to receive for the Company RSUs held by such holder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company RSUs held by such holder.

  (e)           No Further Claims.  Each Company Shareholder who has voted to approve the Merger shall be deemed, effective as of the Closing, to have waived any right or claim against the Company, its Subsidiaries, Parent and/or Merger Sub in respect of the Merger, other than the right to receive the Merger Consideration.  From and after the Effective Time, all Company Shares shall be transferred to Parent, and each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8.  The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights existing prior to the Effective Time pertaining to such Company Shares.

Section 2.8                      Payment Procedures.

  (a)           Paying Agent.  Prior to the Effective Time (but in no event later than ten Business Days prior to the anticipated Closing Date), Parent shall select a bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in form reasonably satisfactory to the Company and Parent.

  (b)           Exchange Fund.  On the Closing Date (but prior to obtaining the Certificate of Merger), Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (excluding Company Shares issued upon exercise of Company 102 Options or upon vesting of Company RSUs granted and subject to tax under Section 102(b)(2) or Section 102(b)(3) of the Ordinance (“Company 102 Shares”) in respect of which payment shall be transferred directly to the 102 Trustee) pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which such holders of Company Shares become entitled under this Article II (such cash amount being referred to herein as the “Exchange Fund”).  The Exchange Fund shall be invested by the Paying Agent, as directed by Parent, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America.  Any interest and other income resulting from such investments shall be paid to Parent or as Parent otherwise directs in its sole discretion.  To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to pay promptly the cash amounts contemplated by Section 2.7(a)(i) Parent shall, or shall cause the Surviving Company to replace or restore promptly the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by Section 2.7(a)(i).

  (c)           Payment Procedures with Respect to Company Shares.  Promptly following the Effective Time, Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (ii) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i) and other than Company 102 Shares, (A) a letter of transmittal in customary form to be agreed upon between the parties prior to the Effective Time (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent) (the “Letter of Transmittal”), (B) if the Interim Option Tax Ruling, the Option Tax Ruling or Withholding Tax Ruling is obtained, such form(s) of any other declaration required thereunder to be delivered by the holders of Company Shares and/or Company RSUs, in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine, in its sole discretion, whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the provisions of Section 2.8, Section 2.12, and Section 5.14), the Code, or any provision of state, local, Israeli or foreign Law, and/or (C) instructions (including instructions from the Paying Agent) for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II.  Upon surrender of Certificates (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with the Letter of Transmittal and the applicable declaration for Tax withholding purposes and/or a Valid Tax Certificate, if any (and such other documents as may reasonably be required by the Paying Agent or Parent consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof subject to the provisions of Section 2.12 and Section 5.14), and the Certificates so surrendered shall forthwith be canceled.  In the case of a book-entry transfer of Uncertificated Shares, upon receipt of the Letter of Transmittal and the declaration for Tax withholding purposes (and such other documents as may reasonably be required by Parent or the Paying Agent), duly completed and validly executed in accordance with the instructions thereto, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof subject to the provisions of Section 2.12 and Section 5.14), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled.  The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.8.  Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time to evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II.  No Company Shareholder who is a record holder of Company Shares shall be entitled to receive any amount held by the Paying Agent with respect thereto, unless such holder surrenders its Certificate (or affidavits of loss in lieu thereof) or Uncertificated Share and an executed Letter of Transmittal for payment in accordance with this Section 2.8(c).  Payments and deliveries to be made under this Agreement shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal.  Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by Parent to the 102 Trustee, for the benefit of the beneficial owners thereof, and be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, upon surrender of the Certificates related thereto and a Letter of Transmittal, in accordance with this Section 2.8(c).

  (d)           Payment Procedures with Respect to Company Options and Company RSUs.

  (i)           On the Closing Date (but prior to obtaining the Certificate of Merger), Parent shall transfer the aggregate Option Consideration with respect to Company Options granted under Section 102(b)(2) and Section 102(b)(3) of the Ordinance and held by the 102 Trustee (the “Company102 Options”), to the 102 Trustee, on behalf of holders of Company 102 Options in accordance with Section 102 of the Ordinance, the Interim Option Tax Ruling and the Option Tax Ruling, if obtained (the “102 Amounts”).  The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance, the Interim Option Tax Ruling and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

  (ii)           On the Closing Date (but prior to obtaining the Certificate of Merger), Parent shall deposit the aggregate amount of funds payable in respect of Company Options (other than Company 102 Options) and Company RSUs pursuant to Section 2.7 with the Company or, if applicable, the relevant engaging Subsidiary, at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Options (other than Company 102 Options) and Company RSUs, which amounts shall be paid by the Company to the respective holders thereof through the Company’s payroll system, subject to applicable withholdings (other than in respect of Company RSUs which have been converted into cash-settled awards and shall be paid when due in accordance with the terms of payment set forth in the award agreement thereof).

  (e)           Transfers of Ownership.  In the event that a transfer of ownership of Company Shares is not registered in the register of shareholders of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the register of shareholder of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the register of shareholders of the Company only if such Certificate or Uncertificated Shares are in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer taxes have been paid or are otherwise not payable.

  (f)            No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Company or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

  (g)           Distribution of Exchange Fund to Parent.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is nine months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Company Shares for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Merger Consideration, without interest, payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

Section 2.9                      Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay the Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof and a reasonable and customary agreement by such holder to indemnify and hold harmless Parent and its Affiliates from and against any losses in connection therewith (such affidavit to be in a form attached to the Letter of Transmittal), and thereupon such holder shall be deemed for purposes hereof as if it held a Certificate at the Effective Time.

Section 2.10                   No Interest.  No interest shall accumulate on any amount payable in respect of any Company Shares, Company Options or Company RSUs in connection with the Merger.

Section 2.11                   Necessary Further Actions.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take all such lawful and necessary action.

Section 2.12                   Withholding Tax.

  (a)           Notwithstanding anything to the contrary hereunder (but subject to Section 2.12(b) below), Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee and the Paying Agent (and any other Person appointed by Parent or the Paying Agent to make distributions of amounts hereunder) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.7(c) or Section 2.7(d)) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Withholding Tax Ruling, Interim Option Tax Ruling and the Option Tax Ruling, the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), the Ordinance, or under any provision of applicable state, local, Israeli or foreign Tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Shares, Company Options or Company RSUs provides such Person with a Valid Tax Certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II to Parent’s reasonable satisfaction, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration, the Option Consideration or the RSU Consideration, as applicable, payable to such holder of record of Company Shares, Company Options or Company RSUs, as applicable, shall be made in accordance with the provisions of such Valid Tax Certificate.  Any payor of such amounts shall use its reasonable best efforts to ensure payment of any withheld amounts by the last day such payment is required to be made under applicable Law.  To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.  To the extent any such Person withholds any amounts with respect to Israeli Taxes, such Person shall provide the affected Person, as soon as practicable (but no later than within 30 days), with sufficient evidence regarding such withholding.

  (b)           Notwithstanding the provisions of Section 2.12(a) above, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Paying Agent for the benefit of each such Company Shareholder for a period of up to 180 days from Closing, unless Parent or Paying Agent is otherwise instructed explicitly by the ITA (the “Withholding Drop Date”) (during which time no payor shall make any payments to any Company Shareholder and withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may obtain a Valid Tax Certificate).  If a Company Shareholder delivers, no later than three Business Days prior to the Withholding Drop Date a Valid Tax Certificate to payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Company Shareholder concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any).  If any Company Shareholder (i) does not provide payor with a Valid Tax Certificate, by no later than three Business Days before the Withholding Drop Date, or (ii) submits a written request with payor to release his portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Parent which amount shall be increased by the interest plus linkage differences as defined in Section 159A of the Israeli Tax Ordinance for the time period between the 15th calendar day of the month following the month during which the Closing occurs and the time the relevant payment is made and calculated in NIS based on a U.S. dollars to NIS exchange rate not lower than the effective exchange rate at the Closing Date.  Notwithstanding the foregoing, this subsection (b) shall not apply to a Company Shareholder if the Withholding Tax Ruling was granted on or prior to the Closing Date and such Withholding Tax Ruling provides instructions with respect to the withholding tax applicable to such Company shareholder, and in any event this subsection (b) shall not apply if it contradicts the provisions of the Withholding Tax Ruling, to the extent issued.

  (c)           Unless otherwise provided in the Withholding Tax Ruling to the extent obtained on or prior to the Closing Date, any withholding made in New Israeli Shekels with respect to payments made hereunder in dollars shall be calculated based on a conversion rate in such manner as the payor reasonably determines to be in compliance with applicable Law, but not lower than the effective exchange rate at the Closing Date.  Any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1                      Organization; Good Standing.  The Company and each of its Subsidiaries (i) is an entity duly organized and validly existing under the laws of its respective jurisdiction of incorporation, (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease, operate or otherwise hold its properties and assets, and (iii) is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities and business as currently conducted make such qualification necessary, except where the failure to be so qualified or in good standing is not material to the Company or applicable Subsidiary.  The Company has delivered or made available to Parent a complete and correct copy of the articles of association, as amended, of the Company and a complete and correct copy of the memorandum of association, as amended, of the Company (the “Charter Documents”) and the organizational documents of each of its Subsidiaries, and neither the Company nor any of its Subsidiaries is in violation of any provision of the Charter Documents or such other organizational documents.  The Company has made available to Parent true and complete copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof as of the date of this Agreement) of all meetings of the Company Shareholders, the Company Board and each committee of the Company Board held since January 1, 2013.  No resolutions have been passed, enacted, consented to or adopted by the Company Board (or any committee thereof) or the Company Shareholders, except for those contained in the abovementioned minutes, during such period.

Section 3.2                      Corporate Power; Enforceability
.  The Company has all requisite corporate power and authrity to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, and to perform its covenants and obligations hereunder.  The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement or any of Ancillary Agreement to which it is, or is specified to be, a party, other than the approval of this Agreement by holders of a majority of the Company Shares voted at the Company Shareholder Meeting (not counting any absentee votes) (the “Company Shareholder Approval”).  This Agreement and each Ancillary Agreement to which it is a party has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to laws governing specific performance, injunctive relief and other equitable remedies.

Section 3.3                      Board and Shareholder Actions.

  (a)           At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of ICL and the Charter Documents, the Company Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company’s shareholders, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, and (iv) subject to the provisions of this Agreement, resolved to recommend that the Company’s shareholders vote for the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.  To the extent required under applicable Law, the audit committee or the compensation committee of the Company Board (as the case may be) has approved this Agreement and the Merger and the other transactions contemplated hereby prior to the aforesaid approval of the Company Board.

  (b)           Assuming the receipt of the Company Shareholder Approval, no other vote of holders of Company Shares is necessary in order to approve and adopt this Agreement and the Merger under any applicable Law, including the ICL or the Charter Documents.

Section 3.4                      Non-Contravention.  The execution and delivery by the Company of this Agreement or any of the Ancillary Agreements to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (a) contravene, violate or conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, result in a loss of a material benefit under, give rise to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, (i) the Charter Documents, (ii) the charter, bylaws or other constituent documents of any of the Company’s Subsidiaries, (iii) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter, any Contract to which the Company or any of its Subsidiaries is a party or by which any of their properties or assets are bound, or (iv) assuming the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter, and assuming the Approvals referred to in Section 3.5 of this Agreement are obtained or made and subject to obtaining the Company Shareholder Approval, any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound, or (b) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter, result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (a)(iii) and (b) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.5                      Required Governmental Approvals.  No consent, clearance, approval, Order or authorization of, or filing or registration with, or expiration or termination of any waiting period required by, or notification to (any of the foregoing being referred to herein as an “Approval”), any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution or delivery by the Company of this Agreement or any Ancillary Agreement, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, other than (a) any Approvals required under applicable Antitrust Laws as set forth in Section 3.5(a) of the Company Disclosure Letter, (b) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (c) the Approvals of the Israeli Ministry of Communications (the “MOC”), the United States Federal Communications Commission (the “FCC”), or otherwise required by applicable Governmental Authorities which regulate communications matters as set forth in Section 3.5(c) of the Company Disclosure Letter, (d) the filings and other Approvals as may be required under the Exchange Act, (e) the filings and other Approvals as may be required under the rules and regulations of NASDAQ, (f) such Approvals as set forth in Section 3.5(f) of the Company Disclosure Letter, (g) Approvals that may be required under any Material Permits as set forth in Section 3.5(g) of the Company Disclosure Letter, (h) the filing of requests for the Options Tax Ruling and the Withholding Tax Ruling, and (i) such other Approvals the failure of which to make or obtain has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries.

Section 3.6                      Company Capitalization.

  (a)           The registered (authorized) share capital of the Company consists of NIS 270,000 divided into 27,000,000 Company Shares, NIS 0.01 par value per share.  At the close of business on February 21, 2016 (the “Capitalization Date”), (i) 17,403,197 Company Shares were issued and outstanding, (ii) 19,017 Company Shares were held by the Company in its treasury (dormant shares), (iii) there were outstanding Company Options to purchase 1,269,062 Company Shares (with a weighted average exercise price of $5.46), 159,491 outstanding Company RSUs, and 454,186 Company Shares reserved for future grants under the Company Share Plan.  All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the ICL, the Charter Documents or any Contract to which the Company or any of its Subsidiaries is otherwise bound.  Since the Capitalization Date, the Company has not (x) issued any Company Shares, Company Options, Company RSUs or other securities or rights to acquire Company Shares or other rights that give the holder thereof any economic benefit accruing to the holders of any Company Shares, other than pursuant to the exercise of Company Options or vesting and settlement of Company RSUs outstanding as of the date hereof as permitted by Section 5.1(b), or (y) granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options or Company RSUs, other than as permitted by Section 5.1(b).

  (b)           Other than with respect to Company Options and Company RSUs listed in Section 3.6(a), neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) together with the shareholders of the Company or of any Subsidiary on any matter.  Except as set forth in Section 3.6(a), and except for changes since the close of business on the Capitalization Date resulting from the exercise of Company Options or vesting and settlement of Company RSUs, there are no outstanding (i) share capital or other voting securities or equity interests of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for share capital of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (iii) share appreciation rights, “phantom” share rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (iv) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any share capital of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for share capital or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (iii), or (v) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.  Except as set forth in Section 3.6(b) of the Company Disclosure Letter and the Voting Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or of which the Company has Knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights, or that restrict the transfer of, any share capital or other voting securities or equity interests of the Company or any of its Subsidiaries.

  (c)           Section 3.6(c) of the Company Disclosure Letter sets forth a true and correct list, as of the date hereof, of each outstanding Company Option and Company RSU, whether such Company Option or Company RSU is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code, or otherwise, the name of the holder thereof, the residence of such holder, the grant date, expiration date, the number of Company Shares issuable thereunder, the exercise price, the vesting schedule and any acceleration provisions (with respect both to Company Options and Company RSUs), whether each such Company Option or Company RSU was granted and is subject to Tax pursuant to Section 3(i) of the Ordinance or Section 102 of the Ordinance and the applicable sub-section of Section 102 of the Ordinance, and for Company Options subject to Section 102(b)(2) of the Ordinance the date of deposit of the respective option agreement of such Company Option with the 102 Trustee, including, only with respect to grants following July 24, 2012, also the date of deposit of the applicable board resolution with the 102 Trustee.  The Company Options and Company RSUs were granted under the Company Share Plan pursuant to fully executed grant agreements signed with each recipient. The Company Share Plan (prior to any amendments thereto) and the appointment of the 102 Trustee were filed with the ITA on September 13, 2006.  Section 3.6(c) of the Company Disclosure Letter sets forth a true and correct list, as of the date hereof, of each outstanding Company 102 Share, the name of the holder thereof, the residence of such holder, the grant date, the number of Company Shares, the exercise price (if applicable) paid for such Company Share, the date of deposit of the respective grant agreement with the 102 Trustee, including, only with respect to grants following July 24, 2012, also the date of deposit of the applicable Company Board resolution and the share certificate (if applicable) with the 102 Trustee.  All Company Options and Company RSUs were granted, vest, and have been exercised or are exercisable in accordance with all applicable laws, including but not limited to, the ICL and the Israeli Securities Law. All grants of Company Options and Company RSUs were duly approved by the Company Board and, if required by law, by the Company Shareholders.

  (d)           As of the date hereof and as of the Closing Date, the Company shall have no Indebtedness outstanding in connection with the matters set forth in Section 3.6(d) of the Company Disclosure Letter.  In addition, as of the Closing Date, the Company shall have ensured all payments due under the Contracts set forth in Section 3.6(d) of the Company Disclosure Letter have been paid in accordance with the terms of such Contracts, including any applicable service orders.

Section 3.7                      Subsidiaries.

  (a)           Section 3.7(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization, schedule of shareholders of and the individuals who comprise the board of directors or comparable body of each Subsidiary of the Company.  All of the outstanding share capital of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and are fully paid and nonassessable and (ii) is owned, directly or indirectly, by the Company, free and clear of all Liens (other than Liens under applicable securities Laws) and free of any restriction on the right to vote, sell or otherwise dispose of such share or other equity or voting interest that would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

  (b)           Section 3.7(b) of the Company Disclosure Letter sets forth a true and complete list of all share capital, membership interests, partnership interests, Joint Venture Interests and other equity interests in any Person (other than a Subsidiary of the Company) owned, directly or indirectly, by the Company or any Subsidiary of the Company.  The term “Joint Venture Interests” means interests in any corporation or other entity (including partnership, limited liability company and other business association) that is not a Subsidiary of the Company and in which the Company or one or more of its Subsidiaries owns an equity interest.  Except for the share capital of, or other equity or voting interests in, its Subsidiaries and the Joint Venture Interests or securities held for investment purposes in the ordinary course, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 3.8                      Company Reports.

  (a)           Since January 1, 2013, the Company has filed all forms, reports and documents with the SEC and the ISA that have been required to be filed by it under applicable Laws (all such forms, reports and documents, together with all documents filed or furnished on a voluntary basis and all exhibits and schedules thereto, the “Company Reports”).  As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), (a) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and/or Israeli Securities Law, as the case may be, each as in effect on the date such Company Report was filed, and (b) each Company Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC or ISA.  No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company Report, except as disclosed in certifications filed with the Company Reports.  To the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC or ISA review or investigation.

  (b)           As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.  No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC or ISA.

  (c)           Each Company Report filed or furnished by the Company with or to the SEC prior to the Effective Time shall (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the applicable provisions of the Exchange Act.

Section 3.9                      Company Financial Statements.

  (a)           The consolidated financial statements of the Company and its Subsidiaries included in the Company Reports filed with the SEC (the “Financial Statements”) (i) have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments which are not, individually or in the aggregate, material).  No financial statements of any Person other than the Company and the Company’s Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.  Since January 1, 2013, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

  (b)           The Company and its Subsidiaries maintain disclosure controls and procedures that satisfy the requirements of Rule 13a-15 under the Exchange Act.  Such disclosure controls and procedures are effective to provide reasonable assurance that all material information concerning the Company (including its Subsidiaries) is made known on a timely basis to the individuals responsible for the preparation of the Company Reports filed with the SEC.

  (c)           The Company maintains a system of internal accounting controls (as such term is defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance that:  (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

  (d)           Since January 1, 2013, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information of the Company and its Subsidiaries and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company and its Subsidiaries’ internal controls.

  (e)           As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company Reports filed with the SEC.  There are no internal investigations pending and, to the Knowledge of the Company, there are no SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practice of the Company.  The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ and the corporate governance and other requirements of the ICL.

  (f)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Company’s Subsidiary’s published financial statements or any Company Reports filed with the SEC.

Section 3.10                    No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any Liabilities or obligations (whether or not such liabilities or obligations are accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or in the notes thereto), other than (a) Liabilities reflected or otherwise reserved against in the consolidated financial statements and notes thereto of the Company and its Subsidiaries included in the Company Reports filed prior to the date of this Agreement, (b) Liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) Liabilities incurred since the date of the consolidated financial statements in the ordinary course of business consistent with past practice and (d) Liabilities that are not material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole.  The Company and its Subsidiaries do not have any Indebtedness other than (x) interest-bearing Indebtedness, which shall be included in the calculation of Net Cash, (y) bank guarantees and performance bonds in an amount not in excess of $5,000,000 and (z) earnouts and deferred payments set forth in Section 1.1(a) of the Company Disclosure Letter.

Section 3.11                    Absence of Certain Changes.  Since December 31, 2014 (a) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, (b) there has not occurred a Material Adverse Effect, (c) neither the Company nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance (except for normal wear and tear), and (d) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach under clauses (i), (iii), (iv), (v), (vi), (vii), (ix), (x), (xi), (xiv), (xvi), (xxi)(D) or (xxii) of Section 5.1(b).

Section 3.12                    Material Contracts.

  (a)           For all purposes of and under this Agreement, a “Material Contract” shall mean, in each case, as in effect on the date hereof:

  (i)           any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 6-K;

  (ii)          any Contract with such persons listed as Executive Officers in the Company’s annual report on Form 20-F for the year ending December 31, 2014 or any other employee or independent contractor (in each case, under which the Company or any of its Subsidiaries has continuing obligations) that carries an aggregate annual base salary in excess of $125,000 per annum (excluding Contracts for “at-will” relationships or that are terminable by the Company or the applicable Subsidiary at its discretion, by notice of not more than 90 days for a cost of less than $50,000);

  (iii)         any Contract relating to the employment of, or the performance of services by, any current director, officer, independent contractor or employee pursuant to which the Company is or may become obligated to make any severance (other than as required by applicable Law), termination, golden parachute, relocation payment, change-of-control or any other payment or payments (other than payments in respect of salary) exceeding $50,000 per each such current director, officer, independent contractor or employee;

  (iv)        any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any of the Company’s share capital or other securities or any options, warrants or other rights to purchase or otherwise acquire any Company Shares, other securities or options, warrants or other rights therefor, except for those Contracts conforming, in all material respects, to the standard option grant agreements under the Company Share Plan;

  (v)          any Collective Bargaining Agreement or similar material Contract with any labor organization, council, union or association;

  (vi)        any Contract providing for (x) Government Grants from any Israeli Governmental Authority, which Government Grant is extended to support the Company’s research and development operations, or (y) material Government Grants from any other Governmental Authority;

  (vii)       any Contract between the Company or any of its Subsidiaries and another party which, to the Company’s Knowledge, is party to a Contract or a lower-tier subcontract with a party to a Contract with a Governmental Authority under which, to the Company’s Knowledge, the Company or its Subsidiary acts as subcontractor to such other party and is obligated pursuant to any contractual flow-down provisions or by regulation to abide by any government contracting regulations that are applicable to the prime contractor or higher-tier subcontractor, in each case, that is reasonably expected to involve consideration in fiscal year 2016 in excess of $150,000 per each such Contract;

  (viii)      ny Contract between the Company or any of its Subsidiaries with any Israeli Governmental Authority or any other Governmental Authority that is reasonably expected to involve consideration in fiscal year 2016 in excess of $100,000;
  (ix)        any Contract to which the Company or any of its Subsidiaries is a party (A) that contains any covenant by the Company or any of its Subsidiaries not to compete or engage in any line of business or not to engage in its business in any geographic location, or (B) that would obligate the Company or any of its Subsidiaries to make any material payment in connection with the Merger, (C) that is terminable by the other party thereto upon a change of control of the Company (but other than such Contracts that may be terminated for convenience by the other party thereto) and which, if terminated, would reasonably be expected to have an adverse impact on the Company and its Subsidiaries, or (D) that restricts the development, manufacture, marketing or distribution of the products and services of the Company or any of its Subsidiaries by granting such Person the exclusive right in any territory to sell or distribute any product, or by providing “most favored nations” terms, including for pricing terms;

  (x)          any Contract entered into after December 31, 2012 (A) relating to the disposition, acquisition or lease (directly or indirectly) by the Company or any of its Subsidiaries of a material amount of assets other than in the ordinary course of business consistent with past practice, (B) pursuant to which the Company or any of its Subsidiaries will acquire or has acquired any material interest in any other Person (other than the Company or any of its Subsidiaries) or other business enterprise for an amount in excess, in the aggregate, of $5,000,000, or (C) for the acquisition or disposition of any business and such Contract contains any profit sharing arrangements or “earn-out” arrangements or other contingent payment obligations under which obligations are continuing;

  (xi)         any Contract (including any so called take-or-pay or keepwell agreements) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed Indebtedness for borrowed money, liabilities or obligations of any other Person (other than a Subsidiary of the Company) in excess of $400,000 (in each case other than endorsements for the purpose of collection in the ordinary course of business consistent with past practice);

  (xii)       any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries) in excess of $400,000 (other than extensions of trade credit in the ordinary course of business consistent with past practice);

  (xiii)       any Contract granting any Person a right of first refusal or first negotiation with respect to any sale of the Company in its entirety or any material portion of its shares or assets;

  (xiv)        any Contract imposing “standstill” obligations on the Company or any of its Subsidiaries;

  (xv)        any Contract that contains a license in respect of Intellectual Property that is material to the business of the Company and its Subsidiaries (except for (A) licenses of commercially available, off-the-shelf or shrink-wrap Software and (B) licenses granted by the Company or any of its Subsidiaries in the ordinary course of business);

  (xvi)       any Contract that relates to the formation, creation, operation, management or control of any joint venture, joint ownership, revenue sharing, strategic alliance, partnership, collaboration, or similar arrangement, or pursuant to which the Company or any of its Subsidiaries has an obligation (contingent or otherwise) to make an investment in or extension of credit to any Person;

  (xvii)      any Contract that involves or relates to Indebtedness for borrowed money or under which the Company or any of its Subsidiaries has issued any note, bond, debenture or other evidence of Indebtedness for borrowed money to any Person (other than the Company or any of its Subsidiaries) or any other note, bond, debenture or other evidence of Indebtedness for borrowed money of the Company or any of its Subsidiaries (other than in favor of the Company or any of its Subsidiaries) (whether incurred, assumed, guaranteed or secured by any asset), in each case other than in the ordinary course of business consistent with past practice for a principal amount in excess of $1,000,000;

  (xviii)     any Contract with any of the top 15 suppliers, based on current fiscal year expenditures of goods (including Software) or services to the Company or any of its Subsidiaries (each, a “Material Supplier”);

  (xix)       any (x) customer Contract pursuant to which the Company generated in fiscal year 2015 or expects to generate in the current fiscal year aggregate revenues in excess of $1,500,000 per customer (each, a “Material Customer”), or (y) any customer Contract procured with the assistance of an agent (including the commissions payable in connection therewith); and

  (xx)        any Contract relating to the operation or maintenance of any Company Ground Station with expenditures in excess of $500,000 per each such Contract per annum (excluding Contracts with employees of the Company or its Subsidiaries which operate or maintain such Company Ground Stations and excluding any Contracts relating to cleaning, security and catering services provided to such Company Ground Station in the ordinary course of business).

  (b)           Section 3.12(b) of the Company Disclosure Letter contains a list of all Material Contracts to which the Company or any of its Subsidiaries is a party.  True and complete copies of all such Material Contracts and any amendments thereto have been publicly filed with the SEC (to the extent required under applicable Law) or otherwise made available to Parent prior to the date hereof.

  (c)           (i) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms (except as such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to laws governing specific performance, injunctive relief and other equitable remedies), (ii) neither the Company nor any of its Subsidiaries that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in material breach of, or material default under, any such Material Contract, and no circumstances exist and no event has occurred that with notice or lapse of time or both would or would be reasonably expected to constitute such a material breach or material default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto or are reasonably expected to contravene in any material respect, conflict in any material respect with, or result or give the Company or any of its Subsidiaries or any other Person the right to declare a material default or exercise any material remedy under, or to materially accelerate the maturity or performance of, or to cancel, terminate or materially modify, any Material Contract, and (iii) none of the Company and the Company’s Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Material Contract.

Section 3.13                    Real Property.

  (a)           Section 3.13(a) of the Company Disclosure Letter contains a complete and accurate list of all real property owned by the Company or any of its Subsidiaries (such real property, together with all appurtenant easements thereunder or relating thereto and all structures, fixtures and improvements located thereon, the “Owned Real Property”).  The Company and its Subsidiaries have good, valid and marketable title to all Owned Real Property, free and clear of all Liens, except for Permitted Liens.

  (b)           Section 3.13(b) of the Company Disclosure Letter contains a complete and accurate list of all of the existing leases, subleases or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”).  The Company has made available to Parent a complete and accurate copy of all Leases of Leased Real Property (including all material modifications, amendments, supplements, waivers and side letters thereto).  The Company and/or its Subsidiaries have and own valid leasehold interests in the Leased Real Property, free and clear of all Liens other than Permitted Liens.  The Owned Real Property and the Leased Real Property constitute all interests in real property used, occupied or held for use in connection with the business of the Company and the Company’s Subsidiaries and which are necessary for the continued operation of the business of the Company and the Company’s Subsidiaries as the business is currently conducted.

  (c)           Section 3.13(c) of the Company Disclosure Letter contains a complete and accurate list of all of the existing Leases granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any material portion of the Leased Real Property.

  (d)           All of the Leases set forth in Section 3.13(b) or Section 3.13(c) of the Company Disclosure Letter are, and at the Closing, unless expired, shall be, legal, valid and binding and in full force and effect and will not have been assigned, supplemented or amended other than in the ordinary course of business. Neither the Company nor any of its Subsidiaries is in material breach of or material default under, or has received written notice of any material breach of or material default under, any such Lease, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would or would reasonably be expected to constitute a material breach or material default thereunder by the Company or any of its Subsidiaries or any other party thereto.

Section 3.14                    Title to Assets
.  Except as set forth in Section 3.14 of the Company Disclosure Letter, the Company and its Subsidiaries (a) own, and have good title to, each of the material tangible assets reflected as owned in the financial statements filed with the Company Reports (except for tangible assets sold or disposed of since that date in the ordinary course of business) free and clear of any Liens, other than Permitted Liens and (b) have sufficient title to all their properties and assets necessary to conduct their respective businesses as currently conducted.

Section 3.15                    Intellectual Property.

  (a)           Section 3.15(a) of the Company Disclosure Letter lists all (i) issued and applied-for Patents that are owned, solely or jointly, by the Company or any of its Subsidiaries; (ii) Trademarks owned by the Company or any of its Subsidiaries that are the subject of a registration or a pending application for registration (for the avoidance of doubt, including internet domain names); and (iii) registered Copyrights and pending applications for registration of any Copyrights owned by the Company or any of its Subsidiaries (collectively, the “Registered Intellectual Property”).  Each of the Company and its Subsidiaries has taken all steps reasonably necessary to maintain registrations of all Registered Intellectual Property, including by payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications, except for the abandonment, withdrawal and expiration of Registered Intellectual Property in the ordinary course of business consistent with past practice.  Section 3.15(a) of the Company Disclosure Letter lists the jurisdictions in which each such Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed.  The Registered Intellectual Property is valid, subsisting and, to the Company’s Knowledge, enforceable and is not subject to any outstanding Legal Proceeding, order, judgment or decree materially adversely affecting the Company’s or its Subsidiaries’ use thereof or rights thereto.

  (b)           The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets and any other non-public, proprietary information material to the businesses of the Company or any of its Subsidiaries that are owned by the Company or any of its Subsidiaries and the confidentiality of all Trade Secrets of any third party disclosed and expressly identified as confidential or proprietary to the Company or any of its Subsidiaries or that a reasonable person should understand are confidential or proprietary.  To the Knowledge of the Company, such Trade Secrets have not been disclosed to any Person except pursuant to written non-disclosure agreements, except for any disclosures that have not had, individually or in the aggregate, a Material Adverse Effect.  To the Company’s Knowledge, no employee, contractor or agent of the Company or any of its Subsidiaries or any other Person is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property Rights or Company Technology or any other Intellectual Property or Technology owned by the Company or any of its Subsidiaries.  Except as set forth in Section 3.15(b) of the Company Disclosure Letter, no rights in any Company Intellectual Property Rights, Company Software or Company Technology have been transferred or granted by the Company or any of its Subsidiaries to any other Person except for non-exclusive licenses of the Company’s or its Subsidiaries’ products granted by the Company or the Company’s Subsidiaries in the ordinary course of business consistent with past practice.

  (c)           The Company or one of its Subsidiaries is the owner of, or has valid and continuing rights to use the Company Intellectual Property Rights, free and clear of all Liens other than Permitted Liens.  To the Company’s Knowledge, the Company has valid and continuing rights to make, sell, license or otherwise use the Company Technology in connection with the conduct of the business of the Company and the Company’s Subsidiaries as presently conducted.  To the Company’s Knowledge, there is no Intellectual Property or Technology other than Company Intellectual Property Rights and Company Technology that is material to or necessary for the operation of the businesses of the Company and the Company’s Subsidiaries, or for the continued operation of the business of the Company and the Company’s Subsidiaries as presently conducted, except for shrink-wrap or other off-the-shelf Intellectual Property or Technology that is readily available on reasonable terms through commercial distributors or in consumer retail stores for an annual license fee of less than $100,000.  Except as set forth on Schedule 3.15(c) of the Company Disclosure Letter, the completion of the transactions contemplated by this Agreement will not alter or impair the ownership or right of the Company or its Subsidiaries to use any of the Company Intellectual Property Rights or Company Technology.

  (d)           The Company’s or any of its Subsidiaries’ use, practice or other commercial exploitation of the Company Intellectual Property Rights and Company Technology and the manufacturing, licensing, marketing, importation, offer for sale, sale or use of the Company Intellectual Property Rights and the Company Technology, and the operation and conduct of the Company’s and its Subsidiaries’ business, do not infringe, constitute an unauthorized use of, misappropriate, or otherwise violate the Intellectual Property Rights of a third Person.

  (e)           Except as set forth in Section 3.15(e) of the Company Disclosure Letter, neither the Company nor any of the Company’s Subsidiaries is a party to or the subject of any pending (for which Company or a Company Subsidiary has received written notice) or, to the Company’s Knowledge, threatened, Legal Proceeding, which involves a claim (i) against the Company or any of its Subsidiaries, of infringement, unauthorized use, or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology or (ii) contesting, challenging, or seeking to deny or restrict the right of the Company or any of its Subsidiaries to use, distribute, sell, exercise, lease, license, transfer or dispose of any Company Intellectual Property Rights or Company Technology.  Except as set forth in Section 3.15(e) of the Company Disclosure Letter, since January 1, 2013, neither the Company nor any of its Subsidiaries has received written notice (including invitations to license) of such threatened claim against the Company or any of its Subsidiaries of infringement, unauthorized use, or violation that the conduct of the Company’s business infringes, misappropriates, or otherwise violates the Intellectual Property Rights or Technology of a third Person or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology.  Except as set forth in Section 3.15(e) of the Company Disclosure Letter, the Company and its Subsidiaries are not subject to any Order that restricts or impairs the use of any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Subsidiaries.

  (f)           To the Knowledge of the Company, no Person (including employees and former employees of the Company or any of its Subsidiaries) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Subsidiaries or Company Technology in any material respect, and neither the Company nor any of its Subsidiaries has made in the last five (5) years preceding the date hereof any such claims against any Person (including employees and former employees of the Company or any of its Subsidiaries).

  (g)           To the Knowledge of the Company, except as set forth on Section 3.15(g) of the Company Disclosure Letter, each employee, independent contractor or consultant who conceived, developed or created or participated in creating any part of any material Company Intellectual Property Rights or material Company Technology, has, whether by execution of an agreement with the Company or any of its Subsidiaries, or by operation of applicable law (i) conveyed to the Company or any of its Subsidiaries, as applicable, all right, title and interest in and to, or the right to use on a royalty-free basis, all Intellectual Property developed by such Person in connection with such Person’s engagement with the Company or any of its Subsidiaries, as applicable, (ii) waived any and all moral rights (to the extent possible under applicable Law) such Person may possess with respect to such Intellectual Property; and (iii) is obligated to keep any confidential information of the Company and its Subsidiaries, including Trade Secrets, confidential.

  (h)           Except as set forth in Section 3.15(h) of the Company Disclosure Letter, none of the Software included in the Company Intellectual Property Rights is subject to any licensing terms requiring the distribution of source code in connection with the distribution of any portion of such Software or that prohibits the Company or any of its Subsidiaries from charging a fee or otherwise limits the Company’s freedom of action with regard to seeking compensation in connection with sublicensing or distributing any portion of such Software (whether in source code or executable code form) or similar obligations that require the disclosure, redistribution or licensing of any source code underlying such Software.

  (i)            The Company or the applicable Subsidiary, as the case may be, owns or has rights to access and use all electronic data processing, information, record keeping, communications, telecommunications, account management, inventory management and other computer systems and internet websites and related content used in connection with the business of the Company and its Subsidiaries or otherwise necessary for the conduct of such business (“IT Systems”).  The Company and its Subsidiaries have taken all reasonable steps in accordance with industry standards to secure such IT Systems from unauthorized access or use by any Person, and to ensure the continued, uninterrupted and error-free operation of the IT Systems, except where failure to take such steps has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Except for such matters as have not had and are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, such IT Systems are adequate in all respects for their intended use and are in good working condition (normal wear and tear excepted), and are free of all viruses, worms, trojan horses and other known contaminants and do not contain any bugs, errors or problems of a nature that would disrupt their operation or have an adverse and material impact on the operation of such IT Systems.  There has not been any major malfunction with respect to any of such IT Systems in the last five years preceding the date hereof that has not been remedied or replaced in all material respects.

  (j)             Except as set forth in Section 3.15(j) of the Company Disclosure Letter, (i) there are no Contracts to which the Company or any of its Subsidiaries is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights owned by the Company or any of its Subsidiaries, nor has any Governmental Authority acquired any rights outside of any such Contracts as the result of providing any funding to the Company or any of its Subsidiaries relating to the development of any Company Intellectual Property Rights, including any government rights and prerogatives as defined under the Israeli Patent Law-1967, including rights under Section 55, Chapter 6 and Chapter 8 thereof, and (ii) to the Knowledge of the Company, there are no Contracts or arrangements to which the Company or any of its Subsidiaries is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries.

Section 3.16                    Tax Matters.

  (a)           Except as set forth on Section 3.16(a) of the Company Disclosure Letter, the Company and each of its Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all material federal, state, local and foreign returns, estimates, claims for refund, information statements and reports or other similar documents with respect to Taxes (including amendments, schedules, or attachments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed with any Governmental Authority by any of them and all such filed Tax Returns are true, correct and complete in all material respects and were prepared in compliance with all applicable Laws and (ii) have timely paid, or have adequately reserved (in accordance with GAAP) on the most recent financial statements contained in the Company Reports for the payment of, all Taxes required to be paid (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items or carryforwards) for all Taxable periods and portions thereof through December 31, 2015 and since then, the Company and the Company’s Subsidiaries have not incurred any material liability for Taxes (i) from extraordinary gains or losses within the meaning of GAAP, (ii) outside the ordinary course of business consistent with past practice, or (iii) otherwise inconsistent with past custom and practice.

  (b)           No deficiencies for any Taxes have been asserted in writing or assessed in writing, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves on the consolidated financial statements of the Company and its Subsidiaries (in accordance with GAAP) as adjusted in the ordinary course of business consistent with past practice, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.  There are no Liens (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries for Taxes.

  (c)           Except as set forth on Section 3.16(c) of the Company Disclosure Letter, no audit of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit.

  (d)           Section 3.16(d) of the Company Disclosure Letter lists the transactions the Company and its Israeli Subsidiaries have performed or were part of that are classified as a “reportable transaction” under Section 131(g) of the Ordinance and the regulations promulgated thereunder.

  (e)           With respect to each transaction in which any of the Company’s Subsidiaries have participated that is classified as a “reportable transaction” within the meaning of U.S. Treasury Regulation §1.6011-4(b)(1) (or any similar provision of the Tax Laws of any other jurisdiction), such participation has been properly disclosed on IRS Form 8886 or as otherwise required under the Tax Laws of any other jurisdiction.

  (f)           Except as set forth on Section 3.16(f) of the Company Disclosure Letter, no extension of time within which to file any Tax Return required to be filed by the Company or any of its Subsidiaries is currently in effect.

  (g)           Except as set forth on Section 3.16(g) of the Company Disclosure Letter, no action, suit, investigation, claim or assessment is pending or, to the Company’s Knowledge, threatened with respect to Taxes for which the Company or any of its Subsidiaries may be liable.

  (h)           No unresolved claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not pay Taxes or file Tax Returns asserting that the Company or such Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction or required to file a Tax Return in such jurisdiction.

  (i)            None of the Company or its Subsidiaries is bound by any Tax indemnity, Tax sharing agreement or Tax allocation agreement or arrangement or any similar agreement with respect to Taxes, nor is there any other reason, as transferee or successor, by operation of Law or otherwise, that the Company or any of its Subsidiaries will have, as of the Closing Date, any liability for Taxes of any other entity.

  (j)            Except as set forth on Section 3.16(j) of the Company Disclosure Letter, there are no Tax rulings, requests for rulings, private letter rulings, similar agreement, or closing agreements relating to Taxes for which the Company or any of its Subsidiaries is reasonably expected to be liable that would reasonably be expected to affect the Company’s or any of its Subsidiaries’ liability for Taxes for any taxable period ending after the Closing Date.

  (k)            Except as set forth on Section 3.16(k) of the Company Disclosure Letter, none of the Company or its Subsidiaries will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period ending after the Closing Date, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale or the receipt of any prepaid amount, in each case prior to Closing.

  (l)             Except as set forth on Section 3.16(l) of the Company Disclosure Letter, all material Taxes that the Company or any of its Subsidiaries is required by law or contract to withhold or to collect from each payment made to any employee, independent contractor, consultant, creditor, shareholder or other person have been duly withheld and collected and have been duly and timely paid in all material respects to the appropriate Governmental Authority.  The Company and its Subsidiaries have complied in all material respects with all record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, consultant, creditor or shareholder.

  (m)          Except as set forth on Section 3.16(m) of the Company Disclosure Letter, none of the Company or its Subsidiaries is or has been a member of any consolidated, unitary, combined or affiliated group within the meaning of Section 1504 of the Code (or any similar provision of Law relating to Taxes).

  (n)           None of the Company’s Subsidiaries that is organized outside of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Israeli Law relating to Taxes.  To the Company’s Knowledge, neither the Company nor any of its Subsidiaries currently have, nor have ever had, a “permanent establishment” (as defined in any applicable income tax treaty) or a fixed place of business in any country other than their respective countries of incorporation.

  (o)           None of the Company or its Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

  (p)           None of the Company or its Subsidiaries has been at any time a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code.

  (q)           During the last three years, none of the Company or its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code (or any similar provision of Law relating to Taxes).

  (r)            Section 3.16(r) of the Company Disclosure Letter lists all Government Grants, incentives or tax holidays including but not limited to Benefitted Enterprise, Approved Enterprise or Preferred Enterprise status granted to the Company or any Company Subsidiary.  Section 3.16(r) of the Company Disclosure Letter details all currently outstanding financial liabilities of the Company and its Subsidiaries under each of the Government Grants.  The Company and its Subsidiaries are in compliance in all material respects with the terms, conditions and requirements of their respective Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto.  To the Company’s Knowledge, the Company and each of its Israeli Subsidiaries is in compliance in all material respects with the terms of any Israeli Government Grant.

  (s)           The Company qualifies as a “Preferred Enterprise” as this term is defined in the Law for Encouragement of Capital Investments, 1959 (the “Encouragement Law”), and until tax year 2008 (inclusive) qualified as an Approved Enterprise as defined in the Encouragement Law (Preferred Enterprise and Approved Enterprise for the purposes of this Section 3.16(s) shall be referred to as “Special Enterprise”).  The Company has not revoked any election relating to its status as Special Enterprise, or undertaken any action disqualifying it from qualifying as Special Enterprise. The Company is in compliance, in all material respects, with any applicable Law and any Tax ruling, and has duly fulfilled all applicable conditions, undertakings and other obligations, relating to its status as Special Enterprise. To the Company’s Knowledge, no event has occurred that could reasonably be expected to give rise to the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of its present or past status as a Special Enterprise.  No Subsidiary of the Company has ever qualified or ever claimed any benefits under the Encouragement Law.

  (t)           The Company has no retained earnings which would be subject to corporate Tax due to the distribution of a “dividend” from such earnings (as the term “dividend” is specifically defined by the ITA in the framework of the Encouragement Law). All retained earnings distributed under Section (d) of Chapter Seven of the Encouragement Law (Amendment 69 and Temporary Order), 5772-2012 (in this Section 3.16(t), the “Temporary Order”) were in compliance in all respects with the conditions of the Temporary Order and the Tax due under the Temporary Order was correctly and accurately calculated, reported and paid.

  (u)           Neither the Company nor any Subsidiary has ever been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

  (v)           The Company and all of its Israeli Subsidiaries are duly registered for the purposes of Israeli value added tax and have complied in all material respects with all requirements concerning value added Taxes (“VAT”).  In relation to the Taxable periods with respect to which the applicable statute of limitation has not already expired, the Company and all of its Israeli Subsidiaries (i) have not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975), and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) have collected and in all material respects timely remitted to the relevant Governmental Authority all output VAT which it is required to collect and remit under any applicable Law; and (iii) have not received a refund for input VAT for which they are not entitled under any applicable Law.

  (w)           The prices and terms for the provision of any property or services by or to the Company and any of its Subsidiaries are at arm’s length for purposes of the relevant transfer pricing Laws, and all related documentation, if required by such Laws, has been timely prepared or obtained and, if necessary, retained.  Each of the Company and its Subsidiaries complies in all material respects, with the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder and any equivalent Tax Law.

  (x)           All Company Options granted to individuals subject to Tax under Section 409A of the Code have an exercise price equal to not less than the fair market value (determined in accordance with Section 409A of the Code) of the underlying Company Shares on the date of grant and no Company Option has a feature for the deferral of compensation within the meaning of Section 409A of the Code.

  (y)           The Company Share Plan has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA under Sections 102(b)(2) and 102(b)(3) of the Ordinance. All Company Options and Company 102 Shares listed in Section 3.6(c) of the Company Disclosure Letter as subject to tax under Sections 102(b)(2) and 102(b)(3) of the Ordinance were and are currently in compliance in all respects with the applicable requirements of Sections 102(b)(2) and 102(b)(3) of the Ordinance and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the grant of Company Options only following the lapse of the required 30 day period from the filing of the Company Share Plan with the ITA, the receipt of the required written consents from the option holders, the appointment of an authorized trustee to hold the Company Options, Company RSUs and Company Shares, the receipt of any and all tax rulings, compliance with the provisions of any tax ruling received and the due deposit of such Company Options, Company RSUs and Company Shares with the 102 Trustee pursuant to the terms of Section 102 of the Ordinance, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012.

  (z)           Other than any Tax Returns that have not yet been required to be filed (taking into account any extensions), the Company has made available to Parent complete copies of (i) all Tax Returns of the Company and its Subsidiaries relating to the taxable periods with respect to which the applicable statute of limitation has not already expired, (ii) any audit report issued with respect to or relating to any Taxes due from or with respect to the Company and its Subsidiaries relating to the taxable periods with respect to which the applicable statute of limitation has not already expired, (iii) any closing or settlement agreements entered into by or with respect to the Company and its Subsidiaries with any Governmental Authority, (iv) all Tax opinions, memoranda and similar documents addressing Tax matters or positions of the Company and its Subsidiaries relating to the taxable periods with respect to which the applicable statute of limitation has not already expired, and (v) all material written communications to, or received by, the Company and its Subsidiaries from any Governmental Authority, including Tax rulings and Tax decisions relating to the taxable periods with respect to which the applicable statute of limitation has not already expired.

  (aa)          The Company and its Subsidiaries have maintained, in all material respects, up to date, accurate records, invoices and material supporting documentation to substantiate the tax deductibility of services and expenses incurred and the deductibility of the related VAT, as well as the entries performed in the Tax returns. To the Knowledge of the Company, there is no ground for any reassessment to be performed by the Tax authorities as regards the tax treatment applied to services expenses and the related VAT due to the lack of or insufficiency of supporting documentation or non-compliance of the invoices received with the form requirements stated in the relevant legislation.

Section 3.17                    Employee Plans.

  (a)           Section 3.17(a) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each (A) “employee benefit plan” (as defined in Section 3(3) of ERISA) whether or not subject to ERISA and (B) other bonus, share option, share purchase or other equity-based compensation, benefit, incentive compensation, profit sharing, savings, retirement, disability, vacation (entitlement and accrual), sick days (entitlement and accrual), deferred compensation, severance, termination, retention, change of control and other similar material fringe, welfare or other employee benefit plan, program, agreement, contract, written policy or binding arrangement (whether or not in writing), in each case maintained or contributed to for the benefit of any current or former employee, officer or director of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code, or with respect to which the Company or any of its Subsidiaries has any Liability, and (ii) each employment agreement with each executive management employee of the Company or any of its Subsidiaries ((i) and (ii) collectively the “Material Employee Plans” and, together with any other material employment agreement with respect to which the Company or one of its Subsidiaries is a party, the “Employee Plans”), in each case, excluding plans, agreements or other arrangements required to be established or contributed to by statute or regulatory agency.

  (b)           With respect to each Employee Plan, to the extent applicable, the Company has made available to Parent complete and accurate copies of (A) each Material Employee Plan; (B) the two most recent annual reports on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (C) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (E) with respect to each Employee Plan that is maintained in any non-U.S. jurisdiction, to the extent applicable, the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan.

  (c)           No Employee Plan is subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.  Each Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code.  Each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on a prototype opinion letter or has received a favorable determination or opinion letter from the IRS to such effect and, to the Knowledge of the Company, no event has occurred that could reasonably be expected to result in the loss of tax qualification for any such Employee Plan.

  (d)           There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure, or Legal Proceedings that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material Liabilities to the Company and its Subsidiaries (taken as a whole).

  (e)           To the extent applicable, each international Employee Plan has been approved by the relevant taxation and other Governmental Authorities, if required, so as to enable:  (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant international Employee Plan and (ii) in the case of any international Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply.

  (f)            Except as reflected in Section 3.17(f) of the Company Disclosure Letter or in the Transaction Expenses, neither the execution or delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party nor the consummation by the Company of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party will (A) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (B)  increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation (except as set forth in Article II hereof), (D) result in any material breach or violation of, or a default under, any Employee Plan, or (E) result in any loss of tax deduction pursuant to Section 280G of the Code.  The Company is not a party to, nor is it otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of the excise Tax imposed by Section 4999 of the Code (or similar provision of Law relating to Taxes) or for any Tax imposed pursuant to Section 409A or 457A of the Code.

  (g)           Except as required by applicable Law or the terms of any Employee Plans as in effect on the date hereof, neither the Company nor any of its Subsidiaries has any plan or commitment to amend in any material respect or establish any new Employee Plan or to continue or materially increase any benefits under any Employee Plan.

Section 3.18                    Labor Matters.

  (a)           Within 10 Business Days of the date hereof, the Company shall deliver to Parent and attach to Section 3.18(a) of the Company Disclosure Letter a true and complete list of all the employees of the Company and any of its Subsidiaries, and includes each employee’s name, position and title, identity of employer, department, work location, actual scope of employment (e.g., full- or part-time or temporary), overtime classification (e.g., exempt or non-exempt), date of commencement of employment (including any date of commencement with a former employer whereby the employee transferred to the employment of the Company or any of its Subsidiaries with continuity of entitlements), prior notice entitlement, salary and any other material compensation or benefit payable, maintained or contributed to or with respect to which any potential liability is borne by the Company or any of its Subsidiaries to each of the listed employees and including but not limited to the following entitlements: bonus, deferred compensation, commissions, overtime payment, vacation entitlement and accrued vacation, travel entitlement (e.g., travel pay, car, leased car arrangement and  car maintenance payments) sick leave entitlement and accrual, shares and any other incentive payments, recuperation pay entitlement and accrual, pension arrangement and/or any other provident fund (including managers’ insurance and education fund), their respective contribution rates and the salary basis for such contributions, whether such employee is subject to the Section 14 Arrangement under the Israeli Severance Pay Law, 1963 (the “Section 14 Arrangement”) (and, to the extent such employee is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of his or her employment and on the basis of his or her entire salary), last compensation increase to date including the amount thereof, and whether the employee is on leave (and if so, the category of leave, the date on which such leave commenced and the date of expected return to work).  The compensation information provided in Section 3.18(a) of the Company Disclosure Letter shall not contain any material differences from the Company’s compensation expenses for the year ended December 31, 2015.  Other than employee salaries, and except as set forth on Section 3.18(a) of the Company Disclosure Letter, the employees of the Company are not entitled to any material payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculations of any social contributions.  Except as set forth on Section 3.18(a) of the Company Disclosure Letter, the Company has not made any promises or commitments to any of its employees or former employees, whether in writing or not, with respect to any future changes or additions to such employees’ compensation or benefits.  Except as set forth on Section 3.18(a) of the Company Disclosure Letter, (i) there are no other employees employed by the Company or any of its Subsidiaries, and (ii) all of the employees of the Company or any Subsidiary have signed an employment agreement substantially in the standard form delivered or made available to Parent.

  (b)           Except as set forth on Section 3.18 of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is, nor has ever been, a party to any collective bargaining agreement, labor union contract, or trade union agreement with any labor organization or any body representing employees of the Company or its Subsidiaries (each a “Collective Bargaining Agreement”) or is otherwise required (under any Law, any Contract, or otherwise) to provide benefits or working conditions under any of the foregoing (except for such Collective Bargaining Agreements that apply to all employees in Israel by virtue of extension orders issued in Israel), (ii) neither the Company nor any of its Subsidiaries is, or has ever been, a member of any employers’ association or organization, (iii) neither the Company nor any of its Subsidiaries has ever paid, is required to pay or has ever been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization, and (iv) neither the Company nor any of its Subsidiaries is, as of the date hereof, negotiating a Collective Bargaining Agreement.  Except as set forth on Section 3.18 of the Company Disclosure Letter, there is no labor union, labor organization, works council or group of employees of the Company or any of its Subsidiaries representing the Company’s or any of its Subsidiaries’ employees and except for the demands set forth on Section 3.18 of the Company Disclosure Letter, no further demands have been raised by any such body.  Except as set forth on Section 3.18 of the Company Disclosure Letter, there is not, and since January 1, 2013 there has not been, any strike, lockout, slowdown or work stoppage against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any union organizing activities.

  (c)           Except as set forth in Section 3.18(c) of the Company Disclosure Letter, the Company and its Subsidiaries are in compliance in all material respects with applicable Laws and Orders with respect to employment and employment practices, terms and conditions of employment, worker classification, wages, hours of work, days of work, withholdings and occupational safety and health (including, but not limited to, all obligations imposed by Contract, employment agreements or applicable Laws, regulations and permits regarding wage and hour requirements, correct classification of independent contractors and of employees as exempt and non-exempt, immigration status, discrimination in employment, employee health and safety, vacation (entitlement and accrued), severance (entitlement and accrued), employment of women, collective bargaining and arrangements, the Worker Adjustment and Retraining Notification Act and any similar national, state or local “mass layoff” or “plant closing” Law (“WARN”)), civil rights, fair employment practices, immigration, pay equity, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax, and the keeping of records in relation to the foregoing.  Since January 1, 2015 there has been no “mass layoff” or “plant closing” (as defined by WARN), collective redundancy or similar action with respect to the Company or any of its Company’s Subsidiaries.

  (d)           (i) Neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice; (ii) there are not any unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened, before any Governmental Authority responsible for supervising, administrating or regulating labor practices, including the National Labor Relations Board or similar bodies; (iii) there are not any pending, or, to the Knowledge of the Company, threatened, union grievances against the Company or any of its Subsidiaries, except as would not be material to the Company or any Subsidiary; and (iv) neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2013 of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is pending.

  (e)           Solely with respect to employees who reside or work in Israel or are employed by the Company or Satlink (“Israeli Employees”): (i) neither the Company nor any of its Israeli Subsidiaries has or is subject to, and no Israeli Employee of the Company or any of its Israeli Subsidiaries benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employers in Israel) and (ii) the Company’s or its applicable Israeli Subsidiary’s obligations to provide severance pay to its Israeli Employees and vacation and any contributions to pension arrangements and provident funds have been fully funded, or if not required under any applicable Law or Contract to be fully funded, are accrued on the Company’s financial statements (including with regard to any period of employment with a previous employer in the case of employees who transferred to the employment of the Company with continuity of entitlements) and (iii) the Company and the Company’s Subsidiaries are in compliance in all material respects with all applicable Law, regulations, permits and Contracts relating to employment, employment practices, wages, bonuses, commissions and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law (5761 2001), The Notice to Employee (Terms of Employment) Law (5762 2002), The Prevention of Sexual Harassment Law (5758 1998), the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011 and The Employment of Employee by Manpower Contractors Law (5756 1996).  To the Knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals from any Governmental Authority.  Except for matters that have not resulted in and would not, individually or in the aggregate, result in material liabilities to the Company and its Subsidiaries, taken as a whole, (A) all amounts that the Company and the Company’s Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and (B) the Company and the Company’s Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due).

  (f)           Section 3.18(f) of the Company Disclosure Letter sets forth a true and complete list of all present contractors of the Company and any of its Subsidiaries, and includes each contractor’s name, engaging entity, date of commencement, and rate of all regular compensation and material benefits, bonus or any other material compensation payable to such contractor.  All contractors of the Company and any of its Subsidiaries can be terminated on notice of no more than 30 days to such contractors.  To the Knowledge of the Company, neither the Company nor any of the Company’s Subsidiaries have engaged any consultants, sub-contractors, sales agents or freelancers who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company’s Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmeihavraa) and other employee-related statutory benefits.

Section 3.19                    Permits.

  (a)           Since January 1, 2013, the Company and each of its Subsidiaries holds and has held all material permits, communications licenses, spectrum licenses, export licenses, concessions, variances, exemptions, orders, authorizations, permissions and similar approvals from or with any Governmental Authority (“Permits”) as are necessary for the lawful conduct of their respective businesses as currently conducted and to own, lease or operate any properties and assets used in the business by the Company and its Subsidiaries (the “Material Permits”).  For the avoidance of doubt, Permits issued to the Company or its Subsidiaries or to any other Person pursuant to which the Company or its Subsidiaries has had access to landing rights or market access authorization and any Permit issued under ITAR, EAR or by the Israeli Ministry of Defense or the Israeli Ministry of Economy are included within the term Material Permits.

  (b)           Section 3.19 of the Company Disclosure Letter sets forth: (i) all Material Permits covering the Company or any of its Subsidiaries issued under ITAR, EAR or by the Israeli Ministry of Defense or the Israeli Ministry of Economy; (ii) all Material Permits issued to the Company or any of its Subsidiaries by, and all pending applications that would modify, extend or renew such Material Permits or result in the issuance of new Material Permits filed by the Company or any Subsidiary with any other Governmental Authority related to communications regulatory authorization to commercialize or operate electromagnetic radio spectrum or provide communications services within a given jurisdiction; and (iii) all Material Permits issued by, and all pending applications that would modify, extend or renew such Material Permits or result in the issuance of new Material Permits filed by the Company or its Subsidiaries with any Governmental Authority.

  (c)           Either the Company or a Subsidiary of the Company is the sole licensee of each Material Permit, free and clear of all Liens except for Permitted Liens and Liens listed on the face of such Permit or provided by any applicable Laws.  All reports and other documents related to the Material Permits required to be filed by the Company or any of its Subsidiaries have been filed and are correct in all material respects.

  (d)           The Company and each of its Subsidiaries is in compliance with the terms of the Material Permits and, to the Knowledge of the Company, there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to any person any right of termination, amendment or cancellation (with or without notice or lapse of time or both) of any Material Permit, in each case except for such failures so to comply as have not had and would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company or its Subsidiaries.  Neither the Company nor any of its Subsidiaries has received notice of any revocation, violation or modification (or any proposed revocation or modification) of any Material Permit, except for revocations, violations or modifications which have not had, and would not reasonably be expected to have, a material effect on the Company or its Subsidiaries.

Section 3.20                    Compliance with Laws; FCPA Matters; Trade Control Laws.

  (a)           The Company and each of its Subsidiaries are and have been at all times since January 1, 2013, in compliance in all material respects with all Laws and Orders applicable to their businesses, operations, property and assets.  Neither the Company nor any of its Subsidiaries has received a written notice or any written communication since January 1, 2013 from a Governmental Authority alleging or relating to a possible material violation of any Laws or Orders applicable to their businesses, operations, properties or assets.

  (b)           Neither the Company, the Company’s Subsidiaries nor any of their respective directors, officers or employees, nor any of their agents or distributors or any other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of their actions for or on behalf of the Company or its Subsidiaries, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.K. Bribery Act of 2010, or Section 291A of the Israeli Penal Code, (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such unlawful payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (iv) to the Knowledge of the Company, been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment, or (v) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

  (c)           The Company and each of its Subsidiaries are and have been at all times since January 1, 2010, in compliance, in all material respects, with Trade Control Laws.  Neither the Company nor any of the Company’s Subsidiaries has been cited or fined for past or present failure to comply with Trade Control Laws and, to the Knowledge of the Company, no investigation, audit or proceeding with respect to any alleged non-compliance is pending or threatened.

  (d)           Neither the Company nor any of the Company’s Subsidiaries is the target of any economic or trade sanctions administered or enforced under Trade Control Laws, nor is the Company or any of its Subsidiaries controlled by or owned, directly or indirectly, individually or in the aggregate, 50% or more by individuals or entities identified on the Office of Foreign Assets Control’s Specially Designated Nationals List, by a person or entity listed on the EU’s Consolidated List of persons or entities subject to European Union sanctions or as “enemies” under the Israeli Trading with the Enemy Ordinance.

  (e)           No customer of the Company or any of its Subsidiaries is, or, to the Company’s Knowledge, was, subject to embargo or sanction restrictions.

Section 3.21                    Environmental Matters.  Except as set forth on Section 3.21 of the Company Disclosure Letter:

  (a)           To the Company’s Knowledge, the Company and its Subsidiaries are, and have been in compliance with all applicable Environmental Laws, in all material respects, during any period for which the Company may have liability.

  (b)           No notice, notification, demand, request for information, citation, summons or order, no complaint been filed against or received, no penalty has been assessed against and no action, claim, suit, proceeding or, to the Company’s Knowledge, investigation or review is pending or, to the Company’s Knowledge, threatened by any person or any Governmental Authority against the Company or any of its Subsidiaries with respect to any matters relating to or arising out of any Environmental Law.

  (c)           Unless permitted or authorized in accordance with applicable Law, to the Company’s Knowledge, no Hazardous Substance has been discharged, disposed of, arranged to be disposed of, dumped, injected, pumped, deposited, spilled, leaked, emitted or Released by the Company or any of its Subsidiaries at, on, under or from any real property referred to in Section 3.13 of the Company Disclosure Letter or for which the Company or its Subsidiaries may otherwise have liability.

  (d)           Neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending or, to the Company’s Knowledge, threatened Legal Proceeding alleging any Liability or responsibility under or noncompliance with any Environmental Law.  Neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority imposing any material liability or obligation under any Environmental Law.  To the Knowledge of the Company, no real property referred to in Section 3.13 of the Company Disclosure Letter or for which the Company or its Subsidiaries may otherwise have liability is listed, or to the Company’s Knowledge, is currently proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System, both as maintained under CERCLA, or on any comparable state governmental lists.  Neither the Company nor any of its Subsidiaries has received written notification within the past three years of any potential responsibility or liability of the Company or any of its Subsidiaries pursuant to the provisions of (i) CERCLA, (ii) any similar federal, state, local, foreign or other Environmental Law, or (iii) any Order issued pursuant to the provisions of any such Environmental Law.

  (e)           To the Company’s Knowledge, the Company and the Company’s Subsidiaries have obtained all Permits required by Environmental Law necessary to enable them to conduct their respective businesses as currently conducted and are in compliance, in all material respects, and have been in compliance, in all material respects, with, such Permits.

  (f)           The Company has furnished to Parent copies of all material environmental audits and risk and site assessments in the Company’s possession, if any, relating to compliance with Environmental Laws, management of Hazardous Substances, or the environmental condition of properties presently or formerly owned, operated or leased in connection with the business of the Company or any of the Company’s Subsidiaries.

Section 3.22                    Litigation.  Except as set forth in Section 3.22 of the Company Disclosure Letter (a) there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, any of the respective properties or assets of the Company or any of its Subsidiaries, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, in each case that involves an amount in controversy in excess of $50,000 or seeks criminal, injunctive or other non-monetary relief; (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order, and (c) to the Knowledge of the Company, there are no pending or threatened investigations of the Company or any of its Subsidiaries by any Governmental Authority.

Section 3.23                    Insurance.  Except for matters that have not had and would not reasonably be expected to be material to the Company or any of its Subsidiaries, (a) all insurance policies maintained by the Company or any of its Subsidiaries are in full force and effect, (b) all premiums due and payable thereunder have been paid, (c) no written notice of cancellation has been received by the Company or any Subsidiary thereof with respect to such policies (other than in connection with ordinary renewals), and (d) there is no existing event or circumstance which, with the giving of notice or lapse of time or both, would constitute a default, by any Person insured thereunder.  There is no material claim by the Company or any of its Subsidiaries pending under any of the insurance policies of the Company and its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

Section 3.24                    Ground Stations.  Section 3.24 of the Company Disclosure Letter sets forth all material transmitting and/or receiving radio frequency facilities consisting of land, buildings, fixtures, equipment, improvements (if any), telemetry, tracking and control equipment, service platforms and network operations centers that are owned or leased by a the Company or any of its Subsidiaries (the “Company Ground Stations”) or that are operated as of the date hereof by the Company or any of its Subsidiaries (the “Major Stations”).  No ground station or other facility other than a Major Station identified in Section 3.24 of the Company Disclosure Letter provides telemetry, tracking and control for any satellite.  The improvements to each Major Station and all components used in connection therewith are (i) in good operating condition and repair (subject to normal wear and tear) and (ii) supported by a back-up generator capable of generating power sufficient to meet the requirements of the operations conducted at the Major Station, in each case, in all material respects.  The Company or its Subsidiary has good title to, or in the case of leased property or assets, a valid, binding and enforceable leasehold interest in, all Company Ground Stations, in each case free and clear of all Liens except Permitted Liens.  To the Knowledge of the Company, no other radio communications facility is causing ongoing or chronic harmful interference to the transmissions from or the receipt of signals by any Company Ground Station or other facility, thereby impairing the ability of the Company or any of its Subsidiaries to provide service in the ordinary course.  To the Knowledge of the Company, none of the Company Ground Stations or other facilities are causing chronic harmful interference to the transmissions from or the receipt of signals by any other radio communications facility.

Section 3.25                    Related Party Transactions.

  (a)           To the Company’s Knowledge, no Related Party of the Company or any of its Affiliates: (i) owns or has owned, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of the Company or any of its Subsidiaries or their current business, other than as may be through the holding of less than 3% of the share capital in any publicly traded company; (ii) owns or has owned, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that the Company or any of its Subsidiaries uses or has used in or pertaining to the business of the Company as currently conducted, other than as may be through the holdings of less than 3% of the share capital in any publicly traded company; (iii) has or has had any business dealings or a financial interest in any transaction with the Company or any of its Subsidiaries or involving any assets or property of the Company or any of its Subsidiaries, other than business dealings or transactions conducted in the ordinary course of business at prevailing market prices and on prevailing market terms; or (iv) is or has been employed by the Company or any of its Subsidiaries.

  (b)           Except for this Agreement and the Ancillary Agreements and as set forth in Section 3.25(b) of the Company Disclosure Letter, there are no Contracts by and between the Company or any of its Subsidiaries, on the one hand, and any Related Party of the Company and any of its Subsidiaries, on the other hand, pursuant to which such Related Party provides or receives any information, assets, payments, properties, support or other services to or from Company or any of its Subsidiaries (including Contracts relating to billing, financial, tax, accounting, data processing, human resources, administration, legal services, information technology and other corporate overhead matters).

  (c)           There are no outstanding notes payable to, accounts receivable from or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related party of the Company or any of its Subsidiaries (except for employment compensation or director fees).  Since December 31, 2014, neither the Company nor any of the Company’s Subsidiaries has incurred any obligation or liability to, or entered into or agreed to enter into any transaction with or for the benefit of, any Related Party of the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement and the Ancillary Agreements (except for employment compensation or director fees).

Section 3.26                    Brokers.  Except as set forth in Section 3.27 below, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries and who is entitled to any financial advisors, investment banking, brokerage, finder’s or similar fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of the Company or any of its Affiliates.  The Company has furnished to Parent a true and complete copy of the agreement between the Company or any of its Subsidiaries, on the one hand, and The Benchmark Company, LLC (“Benchmark”), on the other hand, relating to the Merger and the other transactions contemplated hereby.

Section 3.27                    Opinion of Financial Advisor.  The Company Board has received the opinion of Benchmark, financial advisor to the Company, dated as of the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, that the Merger Consideration to be offered to the holders of Company Shares is fair, from a financial point of view, to such holders.

Section 3.28                    Suppliers and Customers.  Since January 1, 2015 through the date of this Agreement, there has not been any material adverse change in the business relationship of the Company or any of its Subsidiaries with any Material Customer or Material Supplier or any change or development that is reasonably likely to be material to the Company or any Subsidiary, and, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received any written or oral communication or notice from any such Material Customer or Material Supplier to the effect that, or otherwise has Knowledge that, any such Material Customer or Material Supplier has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, in any material respect, its business relationship with the Company or any of its Subsidiaries.

Section 3.29                    Encryption and Other Restricted Technology.  Except as set forth in Section 3.29 of the Company Disclosure Letter, the business of the Company and its Subsidiaries as currently conducted does not involve the use or development of, or engagement in, or export or re-export of regulated encryption technology, which would involve the requirement of a valid encryption license, or, to the Knowledge of the Company, other technology whose development, commercialization, export, or re-export is restricted under the Laws of the United States or the State of Israel or any other applicable jurisdiction, and to conduct its business as currently conducted, neither the Company nor any of the Company’s Subsidiaries is or has been under any obligation to obtain any approvals from the U.S. Bureau of Industry and Security, the Directorate of Defense Trade Controls or any licenses from the Israeli Ministry of Defense or any authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 5734-974, as amended, or other Laws of any country regulating the development, commercialization, or export of technology.

Section 3.30                    Privacy; Data Protection; PCI Compliance.  The Company and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to privacy, data protection, and data security, including with respect to the privacy of users of its Software, services and websites, and the Processing of Personally Identifiable Information.  The Company maintains a corporate policy which implements and monitors effective and commercially reasonable administrative, technical, and physical safeguards designed to protect Personally Identifiable Information against loss, damage, and unauthorized access, use, modification, or other misuse.  The Company and each of the Company’s Subsidiaries is in material compliance with (a) all Contracts to which the Company or any of its Subsidiaries is subject with respect to the Processing of Personally Identifiable Information, (b) the Payment Card Industry Data Security Standard, and (c) to the Knowledge of the Company, all other customary industry standards governing the protection or security of Personally Identifiable Information, except in each case of (a) through (c), such non-compliance that has not resulted in, or would not reasonably be expected to result in, a material liability to the Company or material disruption of the business or operations of the Company or any of its Subsidiaries.  Since January 1, 2013, (i) there has been no material loss, damage, or unauthorized or accidental access, acquisition, use, disclosure or breach of security of Personally Identifiable Information maintained by or on behalf of any of the Company or any of its Subsidiaries, nor any material complaints or claims asserted by any person (including any Governmental Authority) regarding the Processing of Personally Identifiable Information by the Company or any of its Subsidiaries, and (ii) there has been no material Legal Proceeding by any person that any Software or service of the Company or any of its Subsidiaries was or is a contributing cause of or facilitated any breach or compromise of security of Personally Identifiable Information maintained by any other person.  The Company and each of the Company’s Subsidiaries has made all necessary disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, and other applicable persons required by applicable Laws related to privacy and data security and have filed any required registrations with the applicable data protection authority, in each case to the extent that failure to take such action has a material effect on the Company or any of its Subsidiaries, taken as a whole.

Section 3.31                    Anti-Takeover Statutes.  Assuming that the representations of Parent and Merger Sub set forth in Section 4.7 are accurate, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement, the Merger or any other transaction contemplated by this Agreement.  Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.

Section 3.32                    Proxy Statement.  The information supplied by the Company and its Representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof.  The Proxy Statement will, when furnished to the SEC, comply as to form in all material respects with all applicable Laws.  The Proxy Statement shall contain (or incorporate by reference) all material information relating to the Company Shareholders’ decision to adopt and approve this Agreement and the Merger that is required by applicable Law.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

Section 3.33                    No Other Representations and Warranties.  Except for the representations and warranties of the Company contained in this Agreement, the Company Disclosure Letter and any Ancillary Agreement, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no third party is authorized to make any such representations and warranties on behalf of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1                      Organization; Good Standing.

  (a)           Parent is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets.  Merger Sub is a private limited company duly organized and validly existing under the laws of the State of Israel and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets.  Each of Parent and Merger Sub is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where such good standing is necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.  Parent has delivered or made available to the Company complete and correct copies of the memorandum of association, articles of association or other constituent documents, as amended to date, of Merger Sub.

  (b)           Parent owns beneficially and of record all of the outstanding share capital of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and has engaged in no and, prior to the Effective Time, Merger Sub will not have engaged in any business activities or incurred any Liabilities or obligations other than as contemplated by this Agreement.

Section 4.2                      Corporate Power; Enforceability.  Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be a party, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is or is specified to be a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is or is specified to be a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or thereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and at or before the Closing Parent and Merger Sub will have duly executed and delivered each Ancillary Agreement to which each is or is specified to be a party, and this Agreement constitutes, and each Ancillary Agreement to which each of Parent and Merger Sub is or is specified to be a party will after such execution and delivery constitute, assuming the due authorization, execution and delivery by the Company, a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with their terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to laws governing specific performance, injunctive relief and other equitable remedies.  The Board of Directors of Merger Sub has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, Merger Sub and its sole shareholder, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iv) subject to the provisions of this Agreement, resolved to recommend that the sole shareholder of Merger Sub vote for the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

Section 4.3                      Non-Contravention.  The execution and delivery by Parent and Merger Sub of this Agreement, the Ancillary Agreements to which it is, or is specified to be, a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby do not and will not (a) contravene, violate or conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) of any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (b) contravene, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, result in a loss of a material benefit under, give rise to increased, additional, accelerated or guaranteed rights or entitlements of any Person under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (c) assuming the Approvals referred to in Section 3.5 and Section 4.4 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially impair or delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.4                      Required Governmental Approvals.  No Approval of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, or any Ancillary Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby, other than (a) the Approvals required under applicable Antitrust Laws as set forth in Section 4.4(a) of the Company Disclosure Letter, (b) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (c) the filings and other Approvals as may be required under the Exchange Act, (d) the filings and other Approvals as may be required under the rules and regulations of NASDAQ or Euronext Paris, (e) the Approvals of the MOC, the FCC or otherwise required by applicable Governmental Authorities which regulate communications matters as set forth in Section 4.4(e) of the Company Disclosure Letter, (f) such Approvals as set forth in Section 4.4(f) of the Company Disclosure Letter, (g) any Approvals that may be required under any Material Permits as set forth in Section 4.4(g) of the Company Disclosure Letter, and (h) such other Approvals the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.5                      Litigation.  There is no Legal Proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent or Merger Sub or any of their Affiliates or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.  Neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.6                      Proxy Statement.  The information supplied by Parent, Merger Sub or any of their Representatives in writing for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company’s shareholders, at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof.  Any document that is required to be filed or furnished by Parent, Merger Sub or any of their respective Affiliates with the SEC or any other Governmental Authority in connection with the transactions contemplated by this Agreement will, when filed with or furnished to the SEC or such other Governmental Authority, comply as to form in all material respects with applicable Law.

Section 4.7                      Financing.  Parent has and will have as of the Closing Date, sufficient cash available (including cash available from any Affiliates of Parent) to pay all amounts to be paid by Parent pursuant to and in connection with this Agreement.  Parent’s obligations hereunder are not subject to a condition regarding Parent’s obtaining of funds to consummate the transactions contemplated hereunder.

Section 4.8                      Ownership of Company Share Capital.  Neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Company Shares (or any other economic interest through derivative securities or otherwise in the Company or any Subsidiary of the Company) except pursuant to this Agreement.  None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.  Other than the Voting Agreement, neither Parent or Merger Sub, nor any of their respective Affiliates, is a party to any Contracts with any shareholder of the Company with respect to the voting of its Company Shares in connection with the transactions contemplated hereby.

Section 4.9                      Brokers.  No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or similar fee or commission from Parent or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.10                    No Vote of Parent Shareholders; Required Approval.  No vote or consent of the holders of any class or series of shares of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement or to approve the Merger or the other transactions contemplated under this Agreement, except for any such consent that has already been obtained.  The vote or consent of Parent as the sole shareholder of Merger Sub is the only vote or consent of the holders of any class or series of shares of Merger Sub necessary to approve the Merger and adopt this Agreement, which consent shall be given as soon as practicable following the execution of this Agreement, in accordance with applicable Law.

Section 4.11                      No Other Representations and Warranties.  Except for the representations and warranties of Parent and Merger Sub contained in this Agreement and any Ancillary Agreement, neither Parent nor Merger Sub is making nor has made, and no other Person is making or has made on behalf of Parent or Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no third party is authorized to make any such representations and warranties on behalf of Parent or Merger Sub.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1                      Interim Conduct of Business.

  (a)           Except as (i) expressly required by the terms of this Agreement, (ii) set forth in Section 5.1 of the Company Disclosure Letter, or (iii) approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, each of the Company and each of its Subsidiaries shall (A) carry on its business in the usual, regular and ordinary course of business consistent with past practice in substantially the same manner as heretofore conducted, (B) use its reasonable best efforts, consistent with past practices, to preserve substantially intact its business organization, keep available the services of the current officers and key employees of the Company and its Subsidiaries, and preserve substantially the current relationships of the Company and each of its Subsidiaries with customers, suppliers, distributors and other Persons with whom the Company or any of its Subsidiaries has significant business relations; (C) preserve stability among the Company’s labor force in connection with the transactions contemplated hereby, to the reasonable satisfaction of Parent; and (D) to the extent reasonably practicable, notify and consult with Parent promptly after receipt of any material communication from any Governmental Authority.

  (b)           Except as (i) expressly required by the terms of this Agreement, (ii) set forth in Section 5.1 of the Company Disclosure Letter or with respect to transactions solely between the Company and its direct or indirect wholly owned Subsidiaries (including for this purpose RR Media CE SA) or between such Subsidiaries, or (iii) approved by Parent in writing (which approval, in the case of clauses (viii), (xi), (xii), (xiii), (xiv), (xvii), (xxi), (xxiii), (xxiv) and, solely with respect to the foregoing clauses, (xxv), shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections or by Section 5.1 of the Company Disclosure Letter, such action shall be expressly permitted under all other subsections of this Section 5.1(b) and shall be expressly permitted under Section 5.1(a)):

  (i)           cause, permit or propose any amendment to the Charter Documents or amend any organizational document of any Subsidiary of the Company or adopt any shareholder rights plan or “poison pill”;

  (ii)          issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any share capital or equity securities of the Company or any of its Subsidiaries, except for the issuance and sale of Company Shares pursuant to Company Options or Company RSUs outstanding on the date of this Agreement upon the exercise or vesting (as applicable) thereof and in accordance with their present terms;

  (iii)         directly or indirectly acquire, repurchase, redeem or otherwise acquire any share capital or equity securities (including any options, restricted stock units, restricted shares or otherwise) of the Company or any of its Subsidiaries, except upon the exercise of Company Options outstanding on the date of this Agreement and in accordance with their present terms;

  (iv)        (A) split, combine, subdivide or reclassify any share capital, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the shares capital;

  (v)         propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, form any subsidiary of the Company or any of its Subsidiaries, or elect or appoint any new directors (other than the reappointment or, if applicable, appointment of directors at the Company’s upcoming annual meeting) or executive officers of the Company, except for the transactions contemplated by this Agreement;

  (vi)        (A) incur, assume or modify any Indebtedness or guarantee any Indebtedness of another Person or issue any debt securities or other rights to acquire any debt securities of the Company or any of its Subsidiaries, except for (x) interest-bearing Indebtedness incurred in the ordinary course of business consistent with past practices utilizing availability under the Company’s existing credit facilities or hedging transactions in the ordinary course of business in accordance with past practices (provided, for the avoidance of doubt, that any such amounts which constitute interest-bearing indebtedness that remain outstanding as of Closing shall be included in the calculation of Net Cash contemplated by Section 6.2(f)), (y) the issuance of bank guarantees and performance bonds (which, together with all other bank guarantees and performance bonds shall not exceed $5,000,000 in the aggregate at any time) in connection with any customer or supplier Contract in the ordinary course of business consistent with past practice, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person, except with respect to obligations of Subsidiaries of which the Company holds, directly or indirectly, 100% of the economic interests, including for this purpose RR Media CE SA, incurred in the ordinary course consistent with past practice of such Subsidiary’s business, (C) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or Subsidiaries of which the Company holds, directly or indirectly, 100% of the economic interests, including for this purpose RR Media CE SA), except for employee loans and business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, (D) mortgage or pledge any of its or its Subsidiaries’ material assets, tangible or intangible or create any Lien thereupon (other than Permitted Liens and other than Liens imposed in connection with bank guarantees issued in favor of the Company or its Subsidiaries in the ordinary course of business consistent with past practice), or (E) incur any Transaction Expenses (excluding such Transaction Expenses that are covered in clause (iii) of the definition thereof) in excess of the amount set forth in, and subject to, Section 5.1(b)(vii) of Company Disclosure Letter;

  (vii)       except as required pursuant to Contracts in effect as of the date of this Agreement and made available to Parent, (A) grant or provide any severance or termination payments to any of its directors, officers, or employees, except as required by applicable Law or, with respect to employees (other than officers), in an amount not to exceed the amount set forth in Section 5.1(b)(vii) of the Company Disclosure Letter, (B) increase the compensation, bonus or pension, welfare, severance, or other benefits of, or pay any bonus or retention payment, including any amounts described in clause (iii) of the definition of “Transaction Expenses,” to, any of its directors, officers, or employees, except for ordinary course year-end bonuses for calendar year 2015 in amount and allocation substantially consistent with the Company’s past practices, and increase of salaries for calendar year 2016 in the ordinary course of business, which increases and/or payments shall not exceed, in the aggregate the amount set forth in Section 5.1(b)(vii) of the Company Disclosure Letter, (C) establish, adopt, amend, or terminate any Employee Plan, (D) take any action to accelerate the vesting or payment, fund, or in any other way secure the payment of compensation or benefits under any Employee Plan (other than as required under Article II with respect to Company Options), (E) forgive any loans to any of its directors, officers or employees, (F) announce, implement, or effect any general reduction in labor force, general layoff, early retirement program, severance program (other than severance required under applicable Law), or other general program or effort concerning the termination of employment of its employees, other than routine employee terminations consistent with past practices, (G) adopt, enter into or amend any Collective Bargaining Agreement, works council agreement, or other labor union Contract applicable to its employees, (H) terminate without cause any of the Persons set forth in Section 6.2(g) of the Company Disclosure Letter or encourage or cause such Persons to resign from the Company, or (I) hire or engage any new executives in leadership positions or executives who directly report to the Company’s Chief Executive Officer;

  (viii)      except as may be required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting principles or practices used by it (including any change in depreciation or amortization policies), or make any material change in internal accounting controls or disclosure controls and procedures;

  (ix)         make or agree to make any new capital expenditure or expenditures (a) outside the ordinary course of business, or (b) that, individually, is in excess of $250,000 or, in the aggregate, are in excess of $750,000, in each case except for any such capital expenditures that are contemplated by the Company’s 2016 budget attached hereto in Section 5.1(b)(ix) of the Company Disclosure Letter, or fail to make any budgeted capital expenditure outside the ordinary course of business consistent with past practice;

  (x)          (A) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business, partnership or other Person or any equity interest therein or (2) any assets that are material, individually or in the aggregate, to the Company and the Company’s Subsidiaries, taken as a whole; or (B) sell, lease (as lessor), license or otherwise dispose of or subject to any Lien (other than Permitted Liens) any material properties or assets of the Company or its Subsidiaries, other than the provision of services and the sale, lease and license of properties (including real property) and assets to customers or lessees in the ordinary course of business consistent with past practice;

  (xi)         transfer, sell, lease, license, mortgage, pledge surrender, encumber, divest, cancel, abandon, or allow to lapse or expire or otherwise dispose of any of the material Intellectual Property or business of the Company or any of its Subsidiaries, other than (i) pursuant to Contracts in effect as of, and disclosed to Parent prior to, the date of this Agreement, (ii) in connection with the license of Software or the distribution, sale or license of other products of services, in each case in the ordinary course of business consistent with past practice, or (iii) under Permitted Liens;

  (xii)        (A) fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any trademark or trade name that is material to the conduct of the business of the Company and its Subsidiaries, as a whole, as currently conducted, other than such failures that can be cured before the Closing and without resulting in an adverse impact on the Company; provided that the Company cures such failure as of the Closing, or (B) enter into any license or transfer agreement granting or transferring to a third party an exclusive right to use any such trademark or trade name;

  (xiii)       (A) prepare, file or amend any income Tax Return or other material Tax Return in a manner inconsistent, in any material respect, with past practice or, on any such Tax Return, take any material position inconsistent, in any material respect, with past practice, except to the extent required by a change in applicable Law; (B) incur any obligation to make any payment of, or in respect of, any material Taxes, except in the ordinary course of business; (C) make or change any Tax election which is inconsistent, in any material respect, with past practice, except to the extent required by a change in applicable Law; (D) settle or otherwise compromise any material claim relating to Taxes or settle any material dispute relating to Taxes; (E) adopt or change any accounting method or annual accounting period in respect of Taxes; (F) enter into any Tax indemnity, sharing, allocation agreement or closing agreement; (G) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; or (H) request any ruling or similar guidance with respect to Taxes, other than as set forth in Section 5.14;

  (xiv)      (A) discharge, settle or satisfy any disagreements, disputes or litigation in respect of liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (a) with respect to customers and suppliers of the Company in the ordinary course of business and not in excess of $250,000 individually or $1,000,000 in the aggregate, (b) the payment, discharge, settlement or satisfaction of liabilities (on contract terms in effect on the date hereof) which are in the ordinary course of business consistent with past practice reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Reports in an amount not to exceed the amount reserved therefor, and (c) such liabilities arising under or in connection with this Agreement or the transactions contemplated hereby, (B) cancel any Indebtedness (individually or in the aggregate) or waive any claims or rights with a value in excess of $250,000 or otherwise outside the ordinary course of business, other than as required by GAAP, or (C) give any discount, accommodation or other concession to any Person (other than in the ordinary course of business consistent with past practice); or (D) make any Prohibited Payment;

  (xv)       apply for or accept (x) any Government Grant from any Israeli Governmental Authority, or (y) any material Government Grants from any other Governmental Authority;

  (xvi)      enter into, engage in or amend any transaction or Contract with any Related Party, other than in order to terminate any such Contract in accordance with Section 5.16 and other than as set forth in Section 5.17(d) of the Company Disclosure Letter;

  (xvii)      renew (except in the case of automatic renewals pursuant to Contracts in effect as of the date of this Agreement in accordance with their terms) or enter into any non-compete, exclusivity, non-solicitation or similar agreement, in each case to the extent that it restricts or limits, in any material respect, the operations of the Company or any of its Subsidiaries;

  (xviii)     enter into any new line of business outside of its existing business;

  (xix)       other than as required by applicable Law (A) convene any annual or special meeting of the shareholders of the Company (or any adjournment or postponement thereof) for the adoption of any action, other than the upcoming annual general meeting of the Company’s shareholders, or (B) the Company’s taking or failure to take any action the result of which is to allow any other matter to come before such meeting, that in either case of (A) or (B) would be in violation of any term or condition set forth in this Agreement that is applicable to the Company or any of the Company’s Subsidiaries;

  (xx)        cancel or fail to keep in force (as a result of failure to pay premiums thereof) any material insurance policy or replace or revise provisions providing insurance coverage with respect to the material assets, operations and activities as are currently in effect of the Company or any of its Subsidiaries;

  (xxi)       (A) enter into any Contract that would constitute a Material Contract other than (a) to give effect to the addition of services to customers in the ordinary course of business or the reduction of services to customers in the ordinary course of business that are de minimis individually and in the aggregate (whether through the execution of a new Contract or through the execution of new service orders under an existing master services agreement) or (b) Contracts with suppliers of the Company or its Subsidiaries in the ordinary course of business for satellite capacity or transponders to service customers of the Company for an amount less than $1,000,000 individually, (B) modify or amend in any material respect any Material Contract (other than to give effect to the addition of services to customers in the ordinary course of business or the reduction of services to customers in the ordinary course of business that are de minimis individually and in the aggregate), (C) terminate any Material Contract, other than due to breach of the other party thereto in accordance with the terms of such Material Contract, (D) waive, release, or assign any material rights or claims under any Material Contract, other than the waiver of payments owed to the Company thereunder in the ordinary course of business consistent with past practice, or (E) enter into any customer Contract through use of an agent not in compliance with Section 5.1(b)(xxi) of the Company Disclosure Letter;

  (xxii)      delay payment of receivables or otherwise manage payables, receivables, current assets, current liabilities or working capital in any manner, with respect to each such delay or such management, other than in the ordinary course of business consistent with past practice; provided that the Company’s days payable outstanding shall not exceed 100 as of the end of the last full month prior to the Closing Date;

  (xxiii)     fail to make any material filing, pay any fee, or take any other action necessary to maintain in full force and effect all Material Permits, except where such failure would not reasonably have a Material Adverse Effect on the Company and its Subsidiaries;

  (xxiv)     revalue any of its assets (tangible or intangible) including (A) writing down the value of inventory or (B) writing off notes or accounts payables outside the ordinary course of business consistent with past practices; or

  (xxv)      enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 5.1(b).

  (c)           The Company shall (i) notify Parent promptly if it or any Subsidiary receives notice of any Tax audit, the assessment of any Tax, or any demand for payment of material Taxes by any Governmental Authority and any material communication in respect of outstanding Tax ruling applications, and (ii) provide Parent with a description of any such matter in reasonable detail (including a copy of any written materials received from the Governmental Authority).  The Company shall, prior to Closing, terminate its agreements with any agent if it reasonably determines that the agent has, in the course of its actions for or on behalf of the Company or its Subsidiaries, violated the FCPA, UK Bribery Act, the OECD Convention or made a Prohibited Payment and shall notify Parent promptly following termination.  Except to the extent of any prior Knowledge by the Company prior to the date of this Agreement, such termination shall not be deemed a basis for a claim of breach of any representation or covenant of the Company hereunder.

  (d)           Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time.  Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

  (e)           All notices, requests for consents and other communications pursuant to this Section 5.1 shall be in writing, delivered in accordance with Section 8.2, and shall be sent by or to, as the case may be, the respective point of contact of the Company and/or Parent as set forth in Section 5.1(e) of the Company Disclosure Letter.

Section 5.2                      No Solicitation; Recommendation of the Merger.

  (a)           The Company shall not, and shall not permit or authorize any of its Subsidiaries or their respective Representatives, directly or indirectly, to (i) solicit, initiate, endorse, encourage or facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Parent, Merger Sub or any of their Affiliates or designees) any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing.  Upon execution of this Agreement, the Company shall, and shall cause each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal or (B) request the prompt return or destruction of all confidential information furnished within the past 12 months with respect to any Acquisition Proposal or potential Acquisition Proposal.  Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Shareholder Approval, (1) the Company receives a written Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 5.2, (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be reasonably likely to result in a breach of the fiduciary duties of its directors under applicable Israeli Law, then the Company may (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and/or afford such Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in each case pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to the Company, in any material respect, than, those set forth in the Confidentiality Agreement; provided, that any non-public information provided to any such Person shall have been previously provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal.  For purposes of this Section 5.2, it is hereby clarified that the fact that the Company and its Representatives have engaged, prior to the date hereof, in any discussions or negotiations with a Person shall not prevent by itself an Acquisition Proposal made by such Person from being considered unsolicited.

  (b)           Neither the Company Board nor any committee thereof shall:

  (i)           (A) withdraw (or modify or qualify in any manner adverse to the transaction contemplated hereby) the recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, (B) recommend or otherwise declare advisable the approval by the Company shareholders of any Acquisition Proposal, or (C) resolve, agree or publicly propose to take any such actions (each such action set forth in this Section 5.2(b)(i) being referred to herein as an “Adverse Recommendation Change”); or

  (ii)           cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract (each, an “Alternative Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.2(a)), or resolve, agree or publicly propose to take any such actions.

  (c)           Notwithstanding the foregoing Section 5.2(b), at any time prior to obtaining the Company Shareholder Approval, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would be reasonably likely to result in a breach of the fiduciary duties of its directors under applicable Israeli Law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to this Section 5.2, (x) make an Adverse Recommendation Change in response to a Superior Proposal or (y) solely in response to a Superior Proposal received after the date hereof that was unsolicited and did not otherwise result from a breach of this Section 5.2, cause the Company to terminate this Agreement in accordance with Section 7.1(d)(ii) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Proposal;

  (i)           provided, however, that the Company may not make an Adverse Recommendation Change in response to a Superior Proposal or terminate this Agreement in response to a Superior Proposal unless: (A) the Company notifies Parent in writing at least four Business Days before taking such action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that such notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not in itself constitute an Adverse Recommendation Change for purposes of this Agreement and it further being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by the Company and a new four Business Day period); and (B) if Parent makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would be reasonably likely to result in a breach of the fiduciary duties of its directors under applicable Israeli Law; and

  (ii)           during the four Business Day period prior to its effecting an Adverse Recommendation Change or terminating this Agreement as provided above, the Company shall, and shall make its financial and legal advisors available to, discuss and negotiate with Parent and Parent’s Representatives in good faith (to the extent Parent seeks to negotiate) any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent.

  (d)           In addition to the obligations of the Company set forth above, the Company promptly (and in any event within 24 hours of receipt) shall advise Parent in writing in the event the Company or any of its Subsidiaries or Representatives receives (i) any indication by any Person that it is considering making an Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any proposal or offer that is or would reasonably be expected to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person.  The Company shall keep Parent reasonably informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any change in consideration or other material amendment, modification or development) of any such Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions.  Without limiting any of the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to this Section 5.2 and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

  (e)           The Company agrees that any violation of the restrictions set forth in this Section 5.2 by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a material breach of this Agreement by the Company.

  (f)           Nothing in this Agreement shall prohibit the Company Board from taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act (or any communication under Israeli law with substantially similar content) or a position contemplated by Section 329 of the ICL, or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d–9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)) unless the Company Board expressly reaffirms its recommendation to the Company’s shareholders in favor of the approval of this Agreement and the Merger in such disclosure.

Section 5.3                      Access.  At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records, personnel (provided that with respect to any discussions regarding future employment terms, such access shall be done in coordination with the Company, without limiting the provisions of Section 5.7(b)), agents and Representatives of the Company and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent and its Representatives any information concerning its business, Taxes, properties or personnel as Parent may reasonably request, including (a) any report, schedule and other document filed or furnished by it with the ISA or the SEC and any material communication (including “comment letters”) received by the Company from the ISA or the SEC in respect of such filings, (b) internal monthly consolidated financial statements of the Company and its Subsidiaries, if and to the extent prepared in the ordinary course of business consistent with past practice, (c) such information as may be reasonably requested by Parent in connection with its review of legal compliance matters and (d) access as may be reasonably necessary to perform, at Parent’s expense, mutually agreed upon environmental investigations and inspections; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, in which case the parties shall execute a standard joint defense agreement so as to permit Parent to have access to such information, or (iii) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract (provided, in such case, the Company shall take reasonable best efforts to obtain the consent of such third party to provide Parent with access thereto); and provided further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.3 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder.  In the event that the Company does not provide access or information in reliance on the first proviso in the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation or to waive such a privilege.  Subject to compliance with applicable Law, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, the Company shall confer from time to time as reasonably requested by Parent with Parent or its Representatives to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.  Any investigation conducted pursuant to the access contemplated by this Section 5.3 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries.  Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements.  The terms and conditions of the Non-Disclosure Agreement, dated as of July 2, 2015 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms, shall apply to any information obtained by Parent or any of its Representatives or employees in connection with any investigation conducted pursuant to the access contemplated by this Section 5.3.

Section 5.4                      Certain Litigation.  Each party hereto shall promptly advise the other parties hereto of any Legal Proceedings commenced after the date hereof or threatened against such party or any of its directors, officers (in their capacity as such) or controlled Affiliates by any Company Shareholders (on their own behalf or on behalf of the Company), before any court or other Governmental Authority, relating to this Agreement, the Ancillary Agreements or the transactions contemplated hereby, and shall keep the other parties hereto reasonably informed regarding, and cooperate with respect to the defense of, any such Legal Proceeding.  To the extent that the costs of investigation, conduct, handling, defense and/or settlement of any such Legal Proceedings do not constitute Transaction Expenses, Parent shall have the right to direct the defense and/or settlement of such Legal Proceedings.  Neither the Company nor any of its Subsidiaries or Representatives shall compromise, settle, come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding any such Legal Proceeding or consent to the same unless Parent shall have consented thereto in writing, which consent shall not be unreasonably withheld or delayed.

Section 5.5                      Director Resignations.  Prior to the Closing, except as otherwise may be agreed by Parent, the Company shall use reasonable best efforts to obtain resignation letters from each of the members of the Company Board and the boards of directors of each of its Subsidiaries, in each case with the resignation to be subject to and effective as of the Effective Time.

Section 5.6                      Directors’ and Officers’ Indemnification and Insurance.

  (a)           Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company (each, an “Indemnified Person”) acting in such capacities as provided in the Charter Documents and any indemnification or other agreements of the Company as in effect on the date of this Agreement, as such Agreements may have been modified or amended prior to the date hereof (to the extent that copies have been made available to Parent prior to the date of this Agreement) shall be assumed by the Surviving Company in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms; provided, that such obligations shall be subject to any limitation imposed from time to time under applicable Law.  In addition, during the period commencing at the Effective Time and ending on the seventh anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall cause the articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the articles of association (or similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

  (b)           For seven years after the Effective Time, the Surviving Company shall maintain in effect any existing officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement; provided, however, that, in satisfying its obligation under this Section 5.6(b), the Surviving Company shall not be obligated to pay an aggregate premium in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount the Company hereby represents is as set forth in Section 5.6(b) of the Company Disclosure Letter.  Notwithstanding the foregoing, at any time prior to the Effective Time the Company may, after consultation with Parent, purchase a ‘‘tail’’ directors’ and officers’ liability insurance policy, covering the same persons and providing the same terms with respect to coverage and amount as aforesaid, and which by its terms shall provide coverage until the seventh anniversary of the Effective Time, in which case, (i) upon the purchase of such “tail” insurance, Parent’s and the Surviving Company’s obligations pursuant to the first sentence of this Section 5.6(b) shall cease, and (ii) the premium of such “tail” policy shall not be deemed to be Transaction Expenses, nor shall it be taken into account in the calculation of the Net Cash, so long as it is no more than three times the annual premium of the Company’s existing officers’ and directors’ liability insurance (and if it is in excess of three times, then only such excess shall be deemed as a Transaction Expense to the extent of such excess premium).

  (c)           Each of the Indemnified Persons (and their heirs, assigns and successors) are intended to be third party beneficiaries of this Section 5.6, with full rights of enforcement as if a party thereto.

Section 5.7                      Employee Matters.

  (a)           The Company and its Subsidiaries shall meet and satisfy to the reasonable satisfaction of Parent, prior to the Closing (or if expressly required under any applicable Law or Contract to be satisfied as of an earlier date, prior to such earlier date), any collective relations obligations in respect to its employees, as may be applicable pursuant to any applicable Law or Contract, including any obligations (if any) to consult with, or disclose information to, their respective employees and/or any of them and/or any employees’ representative of any kind, in connection with the Merger and the other transactions contemplated hereby.  Without derogating from the foregoing, the Company and its Subsidiaries shall update Parent with respect to the status of discussions with the employees’ representatives on an on-going basis as may be reasonably requested by Parent.  To the extent requested by the Company, Parent shall reasonably cooperate with the Company and its Subsidiaries (including, if requested, through a reasonable number of face-to-face meetings) in providing to such employees’ representative reasonable assurances with respect to retention matters and the expected future of operations of the Company following the Closing.

  (b)           Prior to the Closing, the Company shall reasonably cooperate with Parent and assist in facilitating conversations with certain personnel of the Company, the identity and number of which will be determined in consultation with the Company’s management, in connection with Parent’s negotiation of retention agreements or other similar employment arrangements with certain key personnel of the Company that Parent seeks to be executed by such personnel and the Company effective from and after the Effective Time, including any such arrangements required to be entered into pursuant to Section 6.2(g); provided that such conversations shall not unreasonably disrupt the ongoing business of the Company.

Section 5.8                      Reasonable Best Efforts to Complete.

  (a)           Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to:  (i) cause the conditions set forth in Article VI to be satisfied; (ii) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, including any filings described in Section 3.5 and the Israeli Land Council, that are required in connection with, or necessary to consummate, the Merger and the transactions contemplated hereby, provided, that neither Parent nor Merger Sub shall be required to grant any additional consideration to any third party or incur any additional costs in order to obtain any such consent, waiver, authorization or approval from any Governmental Authority, except, in each case, for reasonable out-of-pocket expenses to the extent incurred in performing their respective actions to be taken under this Section 5.8 and for their respective filing fees payable to Governmental Authorities; (iii) obtain all necessary or appropriate consents, waivers and approvals under any Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to substantially maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated by this Agreement; and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement or the Ancillary Agreements.  In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, materially delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement.

  (b)           Without limiting the generality of Section 5.8(a), each of Parent and Merger Sub shall, and shall cause their respective Affiliates, if applicable, on the one hand, and the Company, on the other hand, to (x) file with any applicable Governmental Authority the notifications as required by their respective Antitrust Laws, in each case as soon as reasonably practicable after the date of this Agreement, and (y) file comparable pre-merger or post-merger notification filings, forms and submissions with any other Governmental Authority that is required by any other Antitrust Laws as soon as reasonably practicable after the date of this Agreement and in any event before the expiration of any applicable legal deadline.  Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by Governmental Authorities of any applicable jurisdiction in which any such filing is made under any other Antitrust Laws, and (iv) use reasonable best efforts to obtain any required consents under any other Antitrust Laws applicable to the Merger as soon as reasonably practicable, and to avoid any impediment to the consummation of the Merger under any Antitrust Laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as any such Governmental Authority or Person may assert under any applicable Antitrust Laws with respect to the Merger.

  (c)           Without limiting the generality of Section 5.8(a), as soon as practicable after the date of this Agreement, and no later than five Business Days after the date hereof, the Company shall file, and to the extent relevant shall procure that Satlink shall file, all applications and notifications, as applicable, with the MOC, as required under any licenses, permits and authorizations granted by the MOC to the Company or Satlink and which are in effect at the date of this Agreement, in order to consummate the Merger and the other transactions contemplated hereby and thereby.  Without limiting, or derogating from, the provisions of this Section 5.8(c), each of the Company and Parent shall coordinate all activities, and shall cooperate with each other, with respect to the preparation and filing of such applications and notifications, and the Company shall procure that Satlink acts accordingly for such purpose.  The submitted versions of all such applications and notifications shall be subject to the prior written confirmation of Parent or its counsel (which consent shall not be unreasonably withheld or delayed).  Without limiting, or derogating from, the foregoing, each party shall use its reasonable best efforts to (1) provide and deliver to the Governmental Authority all such information, data and materials and (2) attend (or request its Representatives to attend) such meetings, in each case as may be reasonably requested by the other party and/or the Governmental Authority, as the case may be, in connection with obtaining any licenses, permits and authorizations of the MOC.  The information supplied, and representations made, by the Company, Parent, Guarantor and/or Merger Sub to the Governmental Authority in connection with the application and/or the Approval of the MOC will be, to such party’s knowledge, true and accurate and will not omit to state any fact that, in light of the circumstances, is material.  For the avoidance of doubt, unless otherwise agreed in advance by the other parties hereto, none of the parties or their respective Representatives shall on their own contact the MOC with respect to the subject matter of this Section 5.8(c).

  (d)           Without limiting the generality of Section 5.8(a), as soon as practicable after the date of this Agreement, and no later than 10 Business Days after the date hereof, the Company shall file, and to the extent relevant shall procure that Satlink and each of its other applicable Subsidiaries shall file, all applications and notifications, as applicable, with the FCC, and such other Governmental Authorities which regulate communication matters, as required under any licenses, permits and authorizations granted by such Governmental Authorities to the Company, Satlink or such other applicable Subsidiary and which are in effect at the date of this Agreement, in order to consummate the Merger and the other transactions contemplated hereby and thereby. Without limiting, or derogating from, the provisions of this Section 5.8(d), each of the Company and Parent shall coordinate all activities, and shall cooperate with each other, with respect to the preparation and filing of such applications and notifications, and the Company shall procure that Satlink and each other applicable Subsidiary acts accordingly for such purpose.  The submitted versions of all such applications and notifications shall be subject to the prior written confirmation of Parent or its counsel (which consent shall not be unreasonably withheld or delayed).  Without limiting, or derogating from, the foregoing, Parent shall use its reasonable best efforts to (1) provide and deliver to the Company and/or the Governmental Authority, as the case may be, all such reasonable information, data and materials and (2) attend (or request its Representatives to attend) such meetings as may be reasonably requested by the Company and/or the Governmental Authority, as the case may be, in connection with obtaining any licenses, permits and authorizations of the Governmental Authorities set forth in this subsection (d).

  (e)           Each of Parent and Merger Sub shall, and shall cause their respective Affiliates, if applicable, on the one hand, and the Company, on the other hand, to inform promptly the other of any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party.  If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to any filings that have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.  In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any material oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 6.1.  Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential information.

  (f)           Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith (i) promptly to determine whether any filings not contemplated by Section 5.8 are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by Section 5.8 are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly to make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

  (g)           Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall require Parent, the Surviving Company or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to (i) sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, (ii) permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Company or any other subsidiary of Parent or the Company, or (iii) take or refrain from taking, agree to their Subsidiaries or Affiliates taking or refraining from taking any action or suffer to exist any condition, limitation, restriction or requirement that individually or in the aggregate with any other actions, conditions, limitations, restrictions or requirements could reasonably be expected to result in a material impairment of the benefits that Parent and Merger Sub reasonably expect to derive from the consummation of the transactions contemplated by this Agreement, (iv) provide any capital contribution, guarantee, indemnity or other financial support to any Person, (v) limit dividends or distributions by any Person, or (vi) limit the exercise of voting power under equity securities of any Person, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a Governmental Authority or any other Person or for any other reason.  This Section 5.8(g) shall not apply with respect to the Approvals set forth in Section 6.1(b) of the Company Disclosure Letter which shall be governed by the provisions of Section 6.1(b).

Section 5.9                      Company Shareholders Meeting.

  (a)           As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifth Business Day after the date hereof, the Company shall (i) establish a record date for, duly call, give notice of and convene a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval, (ii) publish the notice of the Company Shareholder Meeting (with the proxy card (Ktav Hatzbaa) required under the ICL and the regulations promulgated thereunder).  As soon as reasonably practicable following the date of this Agreement, but in no event later than the 15th Business Day after the date hereof, the Company shall prepare and furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting (the “Proxy Statement”).  The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL and the regulations promulgated thereunder and the Charter Documents.  Unless this Agreement is terminated pursuant to Article VII or as Parent and the Company may otherwise agree, the Company Shareholders Meeting shall be held no later than 40 days after the publication of the notice regarding the Company Shareholders Meeting.  Unless the Company Board has effected an Adverse Recommendation Change in accordance with Section 5.2, the Company shall recommend that the Company Shareholders approve and adopt this Agreement, the Merger and the other transactions contemplated hereby, and include a copy of any fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Merger and the other transactions contemplated hereby in the Proxy Statement and use its reasonable best efforts to cause the Proxy Statement to be mailed or made available to the shareholders of the Company as promptly as practicable following its filing date.  The Company shall not include in the Proxy Statement any information with respect to Parent or its Affiliates, unless the form and content thereof shall have been consented to in writing by Parent prior to such inclusion and Parent agrees to provide any such information required to be so included under applicable Law.

  (b)           Prior to the mailing of the Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall not unreasonably refuse to include in such drafts, correspondence and filings all comments proposed by Parent, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC, ISA or NASDAQ, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby.  If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 5.9, prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company.  In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted.  At the Company Shareholders Meeting, Parent and Merger Sub shall cause any Company Shares owned by them and their Affiliates (if any) to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement.  The Company shall, through the Company Board, use reasonable best efforts to solicit from the Company shareholders proxies in favor of the approval of this Agreement.

  (c)           Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 5.2, in connection with any disclosure regarding an Adverse Recommendation Change relating to a Superior Proposal or an Acquisition Proposal, the Company shall not be required to provide to Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC or any other Governmental Authority regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC or any other Governmental Authority, with respect to such disclosure.

  (d)           Notwithstanding the foregoing, the Company may adjourn or postpone the Company Shareholders Meeting to the extent required by applicable Law.

Section 5.10                    Merger Proposal; Certificate of Merger.

  (a)           Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.10(a) accordingly):  (i) cause a merger proposal (in the Hebrew language) in the form of Exhibit B (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (ii) deliver the Merger Proposal to the Companies Registrar within three days from the calling of the Company Shareholders Meeting, (iii) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar, (iv) promptly after the Company shall have complied with the preceding sentence and with clauses (A) and (B) of this Section 5.10(a)(v), but in any event no more than three days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (v) each of the Company and, if applicable, Merger Sub, shall: (A) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (I) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, and (II) in a popular newspaper in New York as may be required by applicable Law; (B) within four business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A); and (B) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (A)(I) of this Section 5.10(a)(v)), no later than three business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (vi) not later than three days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (vii) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar.  For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place.  For purposes of this Section 5.10(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

  (b)           The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing).  No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 5.11                    Anti-Takeover Statute.  In the event that any anti-takeover or other similar statute is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such statute on this Agreement and the transactions contemplated hereby.

Section 5.12                    Notification of Certain Matters.  Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including (subject to any confidentiality obligations) promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their Subsidiaries, from any Governmental Authority with respect to such transactions.  Without limiting the generality of the foregoing, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, each of the Company, on the one hand, and Parent, on the other hand, shall give prompt notice to Parent and Merger Sub or the Company, as applicable, upon becoming aware (i) that any representation or warranty made by it in this Agreement or any Ancillary Agreement that is qualified as to materiality has become untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) of any failure to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Ancillary Agreement, and (iii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty set forth in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 5.12.  The Company shall promptly advise Parent orally and in writing of any change or event that has or could reasonably be expected to have a Material Adverse Effect.  Each of the Company and Parent shall promptly advise the other party orally or in writing of any change or event that has or could reasonably be expected to cause any of the conditions to Closing set forth in Article VI not to be satisfied by the Outside Date.

Section 5.13                    Public Statements and Disclosure.  None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable securities exchange or regulatory or Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, however, that the restrictions set forth in this Section 5.13 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to Section 5.2 relating to an Adverse Recommendation Change.  Notwithstanding the foregoing, without the prior consent of the other party, each of Parent and the Company may disseminate material substantially similar to material included in a press release or other document previously approved for public distribution by the other party.  Each party agrees to make promptly available to the other parties copies of any written public communications made without prior consultation with the other parties.

Section 5.14                    Tax Rulings.

  (a)           As soon as practicable after the date of this Agreement, and no later than 10 Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA, in full coordination with Parent’s advisors, an application for a ruling (which shall be confirmed by Parent’s advisors prior to its submission, which confirmation shall not be unreasonably withheld, conditioned or delayed) confirming that (i) the cancellation and exchange of the Company 102 Options in accordance with Section 2.7(c) and conversion of the Company 102 Shares in accordance Section 2.7(a)(i) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration and the Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective Option Consideration and Merger Consideration with the Paying Agent and the 102 Trustee shall not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Option Tax Ruling”).  The Company shall include in the request for the Option Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent and their respective agents from any withholding obligation.  Each of the Company and Parent shall cause its respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling. Subject to the terms and conditions hereof, each of Parent and the Company shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain the Option Tax Ruling, as promptly as practicable. To avoid doubt, the final text of the Option Tax Ruling or the Interim Option Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not unreasonably be withheld, conditioned or delayed.  If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company Options, Company Shares or Company RSUs (whether or not subject to Section 102 of the Ordinance) to the, Paying Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”).  To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.

  (b)           As soon as practicable following the date of this Agreement but in no event later than 10 Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants, in coordination with Parent, to prepare and file with the ITA an application for a ruling that (i) with respect to holders of Company Shares that are non−Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Company Shares subject to Section 102 of the Ordinance) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

  (c)           Without limiting the generality of Section 5.8, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling.  The final text of the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed.  The Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling without prior coordination with Parent or its Representatives, and will enable Parent’s Representatives to participate in all discussions and meetings with the ITA relating thereto.  To the extent that Parent’s Representatives elect not to participate in any such meeting or discussion, the Company’s Representatives shall provide Parent’s Representatives a report of the discussions and/or meetings held with the ITA.  Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling, as promptly as practicable.  In the event that the Interim Options Tax Ruling, the Options Tax Ruling or the Withholding Tax Ruling has not been received in accordance with the terms of this Section 5.14, Parent may make such payments and withhold any applicable Taxes in accordance with Article II above.

Section 5.15                    De-Listing of Company Shares; SEC Reports.

  (a)           Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to enable the de-listing of the Company Shares from NASDAQ and the deregistration of the Company Shares under the Exchange Act effective as of the Closing Date.

  (b)           If (i) the Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act following the date hereof and prior to the Effective Time (other than any report relating to any Adverse Recommendation Change) or (ii) the Surviving Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act within 10 Business Days after the Effective Time (other than any reports relating to this Agreement, the Merger or any of the transactions contemplated hereby), then the Company will provide to Parent, at least 10 Business Days (with respect to the Company’s annual report on Form 20-F) or three Business Days (with respect to the Company’s immediate reports on Form 6-K, unless a shorter period is required under applicable Law) prior to (i) the filing or furnishing date of such reports (with respect to such reports that are due prior to the Effective Time) or (ii) the Effective Time (with respect to such reports that are due within 10 Business Days after the Effective Time), a substantially final draft of each such report.  The Company will give due consideration to all reasonable comments provided by Parent with respect to each Company Report to be filed with or furnished to the SEC prior to the Effective Time.  The Company shall use reasonable best efforts to prepare or cause to be prepared, as expeditiously as practicable consistent with past practices, audited consolidated financial statements of the Company and its Subsidiaries for the fiscal year ended December 31, 2015 and shall deliver such financial statement to Parent upon completion thereof.  It is the intention of the parties that the fiscal year 2015 audited financial statements shall be delivered to Parent no later than the end of March 2016; provided that the requirement to deliver any such financial statements shall not delay the Closing if the conditions set forth in Article VI have been satisfied.

Section 5.16                    Termination of Certain Agreements.  At or prior to the Effective Time, the Company shall take all actions necessary to cause all agreements, including the agreements set forth in Section 5.16 of the Company Disclosure Letter, and any shareholders agreement, voting agreement, investor rights agreement, management, advisory or consulting agreement, or other agreement, in each case to which it is a party or by which it is bound, with any Related Party, to be terminated as of the Effective Time without any further liability or obligation on the part of the Company or any of its Subsidiaries.

Section 5.17                    Closing Deliverables.

  (a)           At least 10 Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent a certificate setting forth a good faith estimate of (1) the Net Cash of the Company and its Subsidiaries as of Closing, (2) the Transaction Expenses and (3) the Closing Net Cash (the “Estimated Closing Certificate”), together with (x) reasonable supporting documentation so as to permit Parent to validate such information and (y) with respect to third party expenses customary final invoices, and solely with respect to interest-bearing Indebtedness to be repaid at Closing (if any), payoff letters certifying that the amounts set forth in the Estimated Closing Certificate are in full satisfaction of any amounts that may be due by the Company and its Subsidiaries to the recipients thereof.  In addition, at least 30 days prior to the anticipated Closing Date, Parent shall deliver to the Company its written assessment of the Excess Earnout, with reasonable supporting documentation and explanations so as to permit the Company to evaluate such assessment (the “Excess Earnout Certificate”).  The Company shall permit Parent and Parent’s Representatives to have reasonable access to the personnel involved in the preparation of, and the facilities, books, records, work papers and other documents pertaining to or used in connection with the calculation of Net Cash and Transaction Expenses as well as to calculate the Excess Earnout.  Parent shall permit the Company and Company’s Representatives to have reasonable access to the personnel involved in the preparation of, and the records, work papers and other documents pertaining to or used in connection with the calculation of the Excess Earnout.

  (b)           If Parent objects or challenges in any manner the amount set forth in the Estimated Closing Certificate, or if the Company objects or challenges in any manner the Excess Earnout Certificate, it may send written notice of such objection to the other party (the “Objection Notice”), within three Business Days following the date of the Estimated Closing Certificate or Excess Earnout Certificate, as applicable, (provided that the Company may elect at its discretion to provide an Objection Notice together with its Estimated Closing Certificate pursuant to clause (a) above, in which case the period for providing the Objection Notice by the Company shall be extended until such Estimated Closing Certificate is due to be provided) and if no such Objection Notice is provided within the applicable response period, (1) by Parent, then Parent shall be deemed to have agreed to and accepted the calculation and amount of the Net Cash, Transaction Expenses, and the Closing Net Cash calculation set forth in the Estimated Closing Certificate shall be deemed to be the Closing Net Cash for purposes of Section 6.2(f), or (2) by the Company, then the Company shall be deemed to have agreed to and accepted the calculation and amount of the Excess Earnout set forth in the Excess Earnout Certificate.  If an Objection Notice is delivered within the applicable period set forth above, then unless Parent and the Company reach a mutual agreement as to the Net Cash, Transaction Expenses, the Excess Earnout and/or Closing Net Cash, as applicable, each party may refer the applicable dispute to Ernst & Young LLP (the “Independent Accountant”) within six Business Days following the date of the Estimated Closing Certificate or the Excess Earnout Certificate, as applicable.

  (c)           Promptly, but no later than three Business Days after the matter is referred to the Independent Accountant, the Independent Accountant shall determine, based solely on presentations by Parent and the Company and not by independent review, those items in dispute and shall render a written statement to Parent and the Company solely as to the resolution of each dispute and the resulting calculation of the Net Cash, Transaction Expenses, Excess Earnout and/or Closing Net Cash, as applicable (which amounts shall not be greater than the greatest value claimed by either Parent or the Company or less than the smallest value for such item claimed by either Parent or the Company).  The Independent Accountant shall not be bound by procedure law or rules of evidence and shall have no authority to issue any injunctions, orders or other interlocutory remedies but will rule consistent with the substantive law of the State of Israel.  Notwithstanding the provisions of Section 8.11, the Independent Accountant will have exclusive jurisdiction over, and resort to the Independent Accountant will be the sole recourse and remedy of the parties with respect to any disputes arising out of or relating to the Estimated Closing Certificate, the Net Cash, Transaction Expenses, Excess Earnout and Closing Net Cash, and such Independent Accountant’s determination shall be conclusive and binding on the parties and will be enforceable in a court of law.  The fees and expenses of the Independent Accountant shall be borne by the parties in inverse proportion as they may prevail on the matters in dispute (provided that any expenses to be borne by the Company pursuant hereto shall be deemed and treated hereunder as Transaction Expenses).

  (d)           At the Closing, the Company shall deliver to Parent (i) evidence, in form and substance reasonably satisfactory to Parent that the agreements described in Section 5.16 have been terminated in accordance therewith, (ii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, certifying as to (A) the Company’s Articles of Association in effect, (B) the Company’s Memorandum of Association in effect, (C) the Company Board resolutions approving the Merger, this Agreement and the Ancillary Agreements to which the Company is a party, and (D) the incumbency of each of the Company’s officers authorized to sign this Agreement and the Ancillary Agreements executed or to be executed and delivered by the Company pursuant to this Agreement, and (iii) duly executed copies of supplements to indemnification agreements between the Company and each of the officers and directors listed on Section 5.17(d) of the Company Disclosure Letter, in form and substance agreed upon with Parent prior to the date hereof.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1                      Conditions.  The respective obligations of Parent, Merger Sub and the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 6.1(a), which cannot be waived) by mutual written agreement of Parent and the Company, prior to the Effective Time, of each of the following conditions:

  (a)           Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

  (b)           Regulatory.  The Approvals required to be obtained and any filings required to be made prior to the Closing in connection with the Merger as set forth in Section 6.1(b) of the Company Disclosure Letter shall have been obtained or filed, as applicable, or the applicable waiting periods thereunder shall have expired or been terminated; provided that any approvals or licenses to be obtained from the MOC shall be on terms as are reasonably acceptable to Parent.  Notwithstanding anything to the contrary contained herein, Parent and its Affiliates (including after the Closing, the Surviving Corporation and its Subsidiaries) shall not be required, in connection with obtaining any such Approvals, to agree to (i) the divestiture, license or other transfer of any assets of Parent, the Company, the Surviving Company or any of their respective Subsidiaries or Affiliates, (ii) any requirement to hold, directly or indirectly, less than 100% of the issued and outstanding share capital of the Surviving Company or (iii) limit or restrict (or take or agree to undertake any action, including entering into any consent decree or other arrangement that would limit or restrict) Parent’s, the Company’s, the Surviving Company’s or any of their respective Affiliates’ or their shareholders’ (x) ability to vote, trade in or otherwise transfer the publicly-traded securities of any of Parent’s Affiliates, (y) Parent and its Affiliates’ ability to consolidate and control, the Surviving Company and its Subsidiaries or any of the assets, operations or businesses or any of Parent’s or its Affiliates’ other assets, operations or businesses, or (z) ability to conduct business in any jurisdiction or in any manner (other than, for the avoidance of doubt, restrictions on the Company and its Israeli Subsidiaries (and only the Company and its Israeli Subsidiaries) to conduct business in jurisdictions in which the conduct of business is expressly prohibited by Israeli Law).

  (c)           Israeli Statutory Waiting Periods.  50 days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and 30 days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

  (d)           No Legal Prohibition.  No temporary restraining order, preliminary or permanent injunction, or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Law that makes consummation of the Merger illegal.

Section 6.2                      Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

  (a)           Representations and Warranties.  (i) Each of the representations and warranties of the Company set forth in Section 3.2, Section 3.6, the last sentence of Section 3.10, Section 3.20(b) and Section 3.26 shall be true and correct in all respects (except, with respect to Section 3.6(a), for such inaccuracies as are de minimis relative to Section 3.6(a) taken as a whole) as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (ii) each of the other representations and warranties of the Company set forth in this Agreement (disregarding any materiality, “Material Adverse Effect” or similar qualifiers therein) shall be true and correct in each case as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any failures to be so true and correct as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

  (b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects the obligations (other than the obligations included in Section 5.1(b)(ii), (iii), (iv), (vi), (vii), (ix), (xiv) and (xxiv), in each case as may be qualified by Section 5.1(b) of the Compa  ny Disclosure Letter, and in Section 5.12 hereof) that are to be performed by it under this Agreement at or prior to the Effective Time.  The Company shall have performed in all respects the obligations included in Section 5.1(b)(ii), (iii), (iv), (vi), (vii), (ix), (xiv) and (xxiv), in each case as may be qualified by Section 5.1(b) of the Company Disclosure Letter, prior to the Effective Time.  The Company shall have performed its obligations included in Section 5.12 hereof at or prior to the Effective Time, except for any failure to perform such obligations which has not had, individually or in the aggregate, a Material Adverse Effect.

  (c)           Material Adverse Effect.  There shall not have occurred a Material Adverse Effect following the execution and delivery of this Agreement.

  (d)           Officer’s Certificate of the Company.  Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

  (e)           Third-Party Consents.  Parent shall have received consents, in form and substance reasonably satisfactory to Parent, from the counterparties to the Contracts set forth in Section 6.2(e) of the Company Disclosure Letter.

  (f)            Financial Metrics.  As further illustrated in Section 6.2(f) of the Company Disclosure Letter, the (x) final Net Cash at Closing, Transaction Expenses and Excess Earnout calculations shall have been determined as provided in Section 5.17 and (y) the Net Cash of the Company and its Subsidiaries at Closing plus an amount equal to $1,000,000, less the amount of (i) the unpaid Transaction Expenses and (ii) the Excess Earnout (such amount, the “Closing Net Cash”), shall be an amount not less than positive $1,000,000.

  (g)           Retention Agreements.  The (x) retention and employment arrangements with certain employees of the Company that have been entered into and approved by Parent on or prior to the date hereof shall be in full force and effect and (y) retention and employment arrangements, containing legal terms substantially similar to those included in the arrangements described in clause (x) hereof, shall have been entered into and be in full force in effect with the employees listed in Section 6.2(g) of the Company Disclosure Letter; providedhowever that, if the foregoing condition in this subsection (g) is not met due to the death or disability of any of the foregoing employees then this condition shall nevertheless be deemed to be satisfied.

  (h)           Transaction Expenses. Parent shall have received evidence to its reasonable satisfaction that the amount of Transaction Expenses has been finally determined and that no additional amounts or Liabilities shall become due to the recipients thereof with respect to the transaction (other than, for the avoidance of doubt, the Merger Consideration).

  (i)             Tax Ruling.  The Withholding Tax Ruling shall have been obtained and remain in full force and effect.

Section 6.3                      Conditions to the Company’s Obligations to Effect the Merger.  The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

  (a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in each case as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any failure to be so true and correct that would not, individually or in the aggregate, prevent or delay the Merger or prevent or impair the ability of Parent and Merger Sub to fully comply with and perform their respective covenants and obligations under this Agreement.

  (b)           Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects the obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Effective Time.

  (c)           Officer’s Certificate of Parent and Merger Sub.  The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

Section 6.4                      Frustration of Closing Conditions.  Neither Parent nor Merger Sub may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by Parent’s and/or Merger Sub’s breach of this Agreement.  The Company may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused its breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1                      Termination.  This Agreement may be validly terminated and the Merger may be abandoned only as follows, at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained, with any termination by Parent also being an effective termination by Merger Sub (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

  (a)           by mutual written consent of Parent and the Company; or

  (b)           by either Parent or the Company:

  (i)           if the Merger shall not have been consummated on or before the date that is four months after the date hereof (as extended hereunder, the “Outside Date”); provided, that(1) if all of the conditions to Closing have been satisfied (other than those conditions that may only be satisfied on the Closing Date) other than the Approval of the MOC and/or FCC, and in Parent’s or the Company’s reasonable judgment such conditions may be satisfied within an additional period of one month, then the Outside Date shall be automatically extended for up to two additional periods of one month each upon written notice by either Parent or the Company to the other party (provided that the first notice of extension may be served not earlier than 14 days prior to the Outside Date and the second notice may be served not earlier than 7 days prior to the lapse of the first extended Outside Date), and (2)  if all of the conditions to Closing have been satisfied (other than those conditions that may only be satisfied on the Closing Date) and the procedure described in Section 5.17 to satisfy the closing condition set forth in Section 6.2(f)(x) has commenced and is in process in accordance with its terms, the Outside Date shall be automatically extended for a period of ten (10) Business Days; providedfurther that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party (i) whose actions or omissions have been the primary cause of, or primarily resulted in, the failure of the Merger to be consummated on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement or (ii) that is in material breach of this Agreement (and the actions, omissions or breach of Merger Sub shall be deemed actions, omissions or breach of Parent);

  (ii)         if any court of competent jurisdiction or other Governmental Authority of competent jurisdiction shall have issued a judgment, order, injunction, rule or decree, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger or the other transactions contemplated by this Agreement, or requiring the parties to make such changes to the terms of this Agreement as would prevent the parties from obtaining, in all material respects, the benefits of this Agreement (including by requiring Parent to (x) divest any assets or business of Parent, the Company or their respective Affiliates or (y) agree to any structural or conduct relief), and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) must have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.8, and the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such judgment, order, injunction, rule, decree, ruling or other action was primarily due to the failure of such party to perform any of its obligations under this Agreement or under any Ancillary Agreement; or

  (iii)         in the event that the Company shall have failed to obtain the Company Shareholder Approval after the final adjournment of the Company Shareholders Meeting at which a vote is taken on the Merger;

  (c)           by Parent:

  (i)           if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.2 or Section 5.9, as to which Section 7.1(c)(ii)(C) will apply), or if any representation or warranty of the Company shall have become untrue, in each case which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.2 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to the Company of such breach or failure (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(c)(i) in respect of the breach set forth in any such written notice (x) at any time during such thirty day period, or (y) at any time after such thirty day period if the Company shall have cured such breach during such thirty day period); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent or Merger Sub is then in material breach of any of their respective representations, warranties covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.3 would not be satisfied; or

  (ii)         if (A) an Adverse Recommendation Change shall have occurred; (B) the Company shall have failed publicly to reaffirm its recommendation of the Merger within 10 Business Days after the date any Acquisition Proposal or any material modification thereto is first commenced, published or sent or given to the Company’s shareholders upon a request to do so by Parent, provided, that Parent may not make more than two such requests in the aggregate following the disclosure of any one Acquisition Proposal, and provided further that (x) if the Company Board has yet to determine if such Acquisition Proposal is a Superior Proposal, such reaffirmation must be made within 10 Business Day following determination of the Company Board that such Acquisition Proposal is not a Superior Proposal, and (y) if such Acquisition Proposal is a Superior Proposal and the Company has provided notice to Parent of its intention to terminate the Agreement pursuant to Section 5.2(c)(1)(A), such reaffirmation must be made within 10 Business Days following either (I) an amendment of this Agreement resulting in the relevant Acquisition Proposal ceasing to constitute a Superior Proposal, or (II) the expiration of the four Business Day period immediately following the delivery by the Company to Parent of a notice of its intention to make an Adverse Recommendation Change for its intention to terminate the Agreement pursuant to Section 5.2(c)(1)(A), unless the Company validly terminates the Agreement, or (C) the Company shall have materially breached or failed to perform any of its obligations set forth in Section 5.2 or Section 5.9;

  (d)           by the Company:

  (i)           if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in each case which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.3 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Parent of such breach or failure (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(d)(i) in respect of the breach set forth in any such written notice (x) at any time during such thirty day period, or (y) at any time after such thirty day period if Parent and Merger Sub shall have cured such breach during such thirty day period); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Section 6.2 would not be satisfied; or

  (ii)          at any time prior to obtaining the Company Shareholder Approval, in order to accept a Superior Proposal in accordance with Section 5.2; provided, that the Company shall have (A) concurrently with such termination entered into the associated Alternative Acquisition Agreement and (B) paid any amounts due pursuant to Section 7.3.

Section 7.2                      Notice of Termination; Effect of Termination.  Any proper and valid termination of this Agreement pursuant to Section 7.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable.  In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except for the terms of this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement.  In the event this Agreement is terminated by Parent in circumstances of breach (other than a willful and material breach) by the Company of any representation, warranty, covenant or obligation thereof, the Termination Fee to which Parent may become entitled pursuant to Section 7.3, if any, shall be the sole and exclusive remedy thereof (and upon payment of such amount, none of the Company or any of its Affiliates or Representatives shall have any liability, whether based on contract, tort, strict liability, or otherwise).  Nothing in this Agreement (including the foregoing sentence) shall relieve any party or parties hereto, as applicable, from liability for any fraud or willful and material breach of any representation, warranty, covenant, obligation or other provision of this Agreement, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity.  Termination of this Agreement before the Effective Time shall not require the approval of the Company’s shareholders.  For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement.  In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 7.3                      Fees and Expenses.

  (a)           Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

  (b)           In the event that Agreement is terminated pursuant to (A) Section 7.1(c)(i) or (B) Section 7.1(d)(i), then the Company (in the case of (A)) or Parent (in the case of (B)) shall promptly, and in event within two Business Days after termination of this Agreement, reimburse Parent (in the case of (A)) or the Company (in the case of (B)) for any and all of the respective expenses incurred by it in connection with this Agreement and the transactions contemplated hereby in an amount not to exceed $1,500,000 (the “Expense Reimbursement”).

  (c)           In the event that:

  (i)           (A) an Acquisition Proposal (whether or not conditional) is made directly to the Company’s shareholders or is otherwise publicly disclosed, (B) this Agreement is validly terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(c)(i) as a result of a breach by the Company, and (C) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Acquisition Proposal, or recommends or submits an Acquisition Proposal to its shareholders for adoption which Acquisition Proposal is subsequently consummated, or a transaction in respect of any Acquisition Proposal is otherwise consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (i), each reference to “15%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”);

  (ii)           this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii); or

  (iii)          this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii);

then, in any such event, the Company shall pay to Parent a fee of $9,000,000 (the “Termination Fee”), less the amount of any Expense Reimbursement previously paid, it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion; provided, that the payment by the Company of the Termination Fee pursuant to this Section 7.3 shall not relieve the Company from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud.

  (d)           Payment of the Termination Fee shall be made by wire transfer of immediately available funds to the accounts designated by Parent (i) two Business Days following the consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Termination Fee payable pursuant to Section 7.3(c)(i), (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of a Termination Fee payable pursuant to Section 7.3(c)(ii), or (iii) simultaneously with, and as a condition to the effectiveness of, termination, in the case of a Termination Fee payable pursuant to Section 7.3(c)(iii).

  (e)           The parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and if the Company fails to promptly pay the amount due pursuant to Section 7.3(b) or Section 7.3(c) and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amount set forth in Section 7.3(b) or Section 7.3(c) or any portion thereof, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

Section 7.4                      Amendment.  Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards of directors at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained; provided, however, that (i) after the Company Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval by the shareholders of the Company without obtaining the Company Shareholder Approval of such amendment and (ii) no amendment shall be made to this Agreement after the Effective Time.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5                        Extension; Waiver.  At any time prior to the Effective Time, the parties (or any of them) may, by action taken or authorized by their respective boards of directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of any of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that (i) after the Company Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval by the shareholders of the Company without such further approval and (ii) no waiver shall be made under this Agreement after the Effective Time.  Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.  No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.  Except as otherwise set forth herein, the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1                        Non-Survival of Representations, Warranties and Covenants.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 8.2                        Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email or by hand (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(i)           if to Parent, Merger Sub, the Surviving Corporation or the Guarantor, to:

SES Astra Services Europe SA
c/o SES S.A.
Château de Betzdorf
L-6815 Betzdorf
Grand Duchy of Luxembourg
Attention:  General Counsel
E-mail:  John.Purvis@ses.com

with a copies (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Attention:  David Wilf
E-mail:  dwilf@gibsondunn.com

and

Herzog, Fox & Neeman
4 Weizmann Street
Tel Aviv 6423904, Israel
Attention:  Hanan Haviv, Aviram Hazak
E-mail:  havivh@hfn.co.il; hazaka@hfn.co.il

(ii)           if to the Company, to:

RR Media Ltd.
RR Media Building
Hanegev Street
POB 1056
Airport City 7019900
Israel
Attention:  Avi Cohen, Chief Executive Officer; Orna Naveh, General Counsel
E-mail:  avi.cohen@rrmedia.com; Orna.Naveh@rrmedia.com

with a copy (which shall not constitute notice) to:

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Silver Rd., Ramat Gan 52506, Israel
Attention: Dan Shamgar, Advocate; Talya Gerstler, Advocate
Telephone No.:  +972-3-6103100
Email: dshamgar@meitar.com; gtalya@meitar.com

Section 8.3                        Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that each of Parent and Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent or any of its Affiliates; and provided, further, that (i) no such assignment shall relieve the assignor or the Guarantor of its obligations hereunder, which obligations shall continue to be binding upon such assignor and Guarantor, and (ii) assignee shall make available to the Company all information required for purposes of any disclosures and filings under the SEC or ISA rules and regulations and the Proxy Statement.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.4                      Obligations of Merger Sub.  Parent shall cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Section 8.5                      Entire Agreement.  This Agreement (including the Exhibits hereto), the Ancillary Agreements, the Company Disclosure Letter, the Voting Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.  In the event that any Hebrew translation of this Agreement, or any Ancillary Agreement, or any summary or extract thereof, is filed with any regulatory or governmental agency, including the Companies Registrar, then whether or not such Hebrew version contains signatures of shareholders, directors or officers of any party hereto, such Hebrew version shall be considered solely a convenience translation and shall have no binding effect, as between the parties hereto and with respect to any third party. The English version shall be the only binding version, and in the event of any contradiction or inconsistency, the Hebrew version shall have no binding effect.

Section 8.6                      Interpretation.  When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  All Exhibits and Schedules annexed hereto are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement.  The term “or” is not exclusive.  The word “will” shall be construed to have the same meaning and effect as the word “shall.”  References to days mean calendar days unless otherwise specified.  Inclusion of information in the Company Disclosure Letter shall not be construed as an admission that the information is required to be disclosed as an exception or that such information is material to the business, assets, liabilities, financial position, operations or results of operations of the Company and its Subsidiaries or that such information has had or would reasonably be expected to have a Material Adverse Effect.

Section 8.7                      Third Party Beneficiaries
.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except (a) as provided in Section 5.6 and (b) from and after the Effective Time, the rights of holders of Company Shares, Company Options and Company RSUs to receive the amounts to which they are entitled pursuant to Article II.

Section 8.8                      Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 8.9                      Remedies.  The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages.  Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.  Except as specifically set forth in Section 5.17 and Section 7.2, all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 8.10                    Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort, or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

Section 8.11                    Consent to Jurisdiction.

  (a)           Each of the parties hereto (i) agrees that, except as set forth in Section 5.17, any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

  (b)           Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 8.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 8.11 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.  Any claim form, summons, order or other process relating to or in connection with a Legal Proceeding in Israel addressed to Parent shall be deemed to have been duly served if served in accordance with applicable Law for the attention of Herzog Fox & Neeman at their address as set forth in Section 8.2; provided that if served in person or by courier shall be deemed to have been duly served upon delivery.

Section 8.12                    Company Disclosure Letter References.  The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties is readily apparent on the face of such disclosure.

Section 8.13                    Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.  This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.14                    No Presumption Against Drafting Party.  Each of Parent, Merger Sub and the Company acknowledges that it had assessed the risk, uncertainties and benefits of the Merger, this Agreement and each Ancillary Agreement to which it is a party, and that each party to this Agreement has been represented by counsel in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.  Accordingly, each party acknowledges and agrees that, for purposes of interpreting this Agreement or any other Ancillary Agreement, no party has had any preference in the design of the provisions of this Agreement (within the meaning of Section 25(b1) of the Contracts Law (General Part), 1973 (as amended)), and any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 8.15                    Guarantor Obligations.  Guarantor hereby irrevocably and unconditionally guarantees full and timely payment by Parent of (i) Parent’s obligations in Article II to pay the aggregate Merger Consideration, Option Consideration and RSU Consideration at the Closing, to the extent, and only to the extent, that the Merger Consideration, Option Consideration or RSU Consideration (as applicable) becomes due and payable in accordance with this Agreement and (ii) Parent’s obligation to pay the Expense Reimbursement, if and to the extent it becomes payable in accordance with Section 7.3(b).  Guarantor hereby represents and warrants to the Company as of the date hereof and as of the Closing Date that: (a) it is duly organized and existing under the laws of its jurisdiction of incorporation and has full corporate power and authority to enter into this Agreement and consummate the transactions contemplated hereby, (b) all corporate action on the part of Guarantor necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of Guarantor hereunder have been taken prior to the date hereof, with no other corporate action on the part of Guarantor being necessary, (c) this Agreement has been duly authorized, executed and delivered by Guarantor and, assuming due execution and delivery by each of the other parties thereto, is a valid and binding obligation of Guarantor enforceable in accordance with its terms, (d) the execution and delivery of this Agreement and the performance of all obligations of Guarantor hereunder do not and will not contravene, violate or conflict with Guarantor’s charter, bylaws or other constituent documents thereof, any material Contract to which it is a party or by which its properties or assets are bound, or any Law or Order applicable thereto, and does not and will not require the consent or authorization of, filing or registration with, expiration or termination of any waiting period required by, or notification to, any Governmental Authority, and (e) there is no Legal Proceeding pending or, to the knowledge of Guarantor, threatened, and Guarantor is not subject to any Order, against or affecting Guarantor, except, in each case, as would not, individually or in the aggregate, prevent or materially delay the performance by Guarantor of its obligations hereunder.

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IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers to be effective as of the date first above written.

SES ASTRA SERVICES EUROPE SA

By:	/s/
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Title

NEWBUSINESSCO LTD.

By:	/s/
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Title

RR MEDIA LTD.

By:	/s/
Name
Title

SES S.A., solely for purposes of Section 8.15 hereof

By:	/s/
Name
Title

Signature Page to Agreement and Plan of Merger